UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2009

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements, which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

TELECOM ITALIA

Interim Report at September 30, 2009

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian-language version prevails.

Interim Report at September 30, 2009	2
Telecom Italia Group

Key Operating and Financial Data

Telecom Italia Group

•	Highlights on the first nine months of 2009

Organic EBITDA and EBITDA margin

The effectiveness of actions to revise the composition of revenues and efficiency and control over expenses, aimed at containing cash costs, developed as part of the path outlined for the Group’s transformation indicated in the Industrial Plan 2009-2011, is confirmed by the organic EBITDA margin trend and the organic consolidated EBITDA for the third quarter of 2009 and for the first nine months of 2009.

The organic consolidated EBITDA margin, in particular, shows an appreciable improvement, reaching 44.2% for the third quarter of 2009 (42.5% in the first quarter of 2009, 41.3% in the second quarter of 2009), while total EBITDA is basically stable compared to the corresponding period of the prior year (2,990 million euros, 3,002 million euros for the third quarter of 2008).

Such results put the Telecom Italia Group among the top performers in the TLC sector.

Operating cash flow and financial discipline	The above indicated efficiency measures for revenues and costs, combined with strict financial discipline, brought operating cash flow to 3.9 billion euros for the first nine months of 2009, about 500 million euros more than in the corresponding period of 2008.

Profit before tax from continuing operations	Effective financial management together with the positive trend of operating management resulted in an increase in profit before tax of 419 million euros (+18.6%) compared to the first nine months of 2008.

BroadBand business in Germany	For the third quarter of 2009, owing to the planned sale of the BroadBand business in Germany, HanseNet was classified in Discontinued operations while the other companies in the European BroadBand Business Unit have become part of Other operations. Consequently, disclosure for that operating segment is no longer presented and for comparison purposes the income statement and the cash flow data has been restated for the various periods under comparison.

***

The main financial and operating indicators performed as follows for the first nine months of 2009:

Consolidated organic revenues: are 20,194 million euros. The organic change (1) is -4.4% compared to the same period of the prior year. In particular:

•

the organic reduction of Domestic revenues is 5.4%: although National Wholesale revenues grew (+17.4%), retail revenues contracted as a result of competition and the macroeconomic trend which caused a decrease in revenues of 4.0% in the Top Clients Division, 9.3% in the Business Division and 7.5% in the Consumer Division.

This variation was determined by a reduction of the revenues of the mobile segment (-8.3%) and a contraction of the revenues in the fixed segment (-1.8%);

•

the organic growth of revenues in Brazil is 1.0%. Steps for reorganization continued and the sales relaunch plan was implemented. VAS and product revenues, in particular, recorded a good performance, driven by the growth of the customer base which, after a contraction in the first quarter, recorded, starting from the second quarter, a positive change (+1.7 million lines in the second quarter compared to the first quarter, +1.8 million lines in the third quarter compared to the second quarter).

(1)	The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Interim Report at September 30, 2009	3
Telecom Italia Group

Organic consolidated EBITDA: thanks partly to the structural revision of the composition of revenues which favored higher-margin services and the efficiency and control actions put into place over all cost variables, in line with the operating cost reductions announced with the Group’s Plan 2009/2011, the organic consolidated EBITDA margin shows a considerable improvement arriving at 44.2% for the third quarter of 2009 (42.5% in the first quarter of 2009, 41.3% in the second quarter of 2009). Organic consolidated EBITDA in absolute terms, on the other hand, is basically stable against the same periodo of the last year (2,990 million euros for the third quarter of 2009, 3,002 million euros in the same period of the prior year).

The positive performance of the third quarter of 2009 is also reflected in the year-to-date figures for the first nine months of the year. The percentage margin rose by 1.8 percentage points over the first nine months of 2008, from 40.9% to 42.7%, and, in absolute terms, organic EBITDA is basically stable against the same period of 2008 (8,614 million euros for the first nine months of 2009 compared to 8,646 million euros for the first nine months of 2008).

Organic consolidated EBIT: is 4,430 million euros for the first nine months of 2009. The organic change is -0.5% compared to the first nine months of 2008.

The organic consolidated EBIT margin: is 21.9% for the first nine months of 2009, with a gain of 0.8% points over the same period of the prior year.

Finance income/expenses and income taxes: the financial component, investment management and the associates accounted for by the equity method record an overall improvement of 271 million euros.

Income taxes increased by 449 million euros: excluding the benefit of 515 million euros for deferred income taxes reversed to income on accelerated depreciation taken in prior years, income taxes decreased by 66 million euros.

Profit for the period attributable to owners of the Parent: is 1,165 million euros and decreased by 578 million compared to the first nine months of 2008. The reduction is mainly due to the impairment loss on goodwill on the BroadBand business in Germany recorded for 540 million euros in order to reduce the carrying amount of HanseNet to its estimated sales value.

Net operating free cash flow: is 3,932 million euros and improved by 515 million euros compared to the first nine months of 2008. This is the consequence of a stable operating margin and the effectiveness of measures aimed at controlling costs and monitoring and selecting capital expenditure projects. Capital expenditures, in particular, decreased by 730 million euros (-19.6%) compared to the first nine months of 2008, which had included 477 million euros for the acquisition of the 3G license in Brazil.

Interim Report at September 30, 2009	4
Telecom Italia Group

Adjusted net financial debt: the volatility of interest rates and exchange rates which were a distinguishing feature of the financial markets in the fourth quarter of 2008, had a sharp impact on the fair value of derivatives and related financial assets and liabilities. In order to present a more realistic analysis of net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, a new performance measure has been introduced denominated “adjusted net financial debt” which excludes effects that are merely accounting and non-monetary deriving from the fair value measurement of derivatives and the correlated financial assets and liabilities.

At September 30, 2009, adjusted net financial debt amounts to 35,093 million euros, increasing by 567 million euros compared to December 31, 2008 (34,526 million euros) and by 234 million euros compared to June 30, 2009. This increase reflects the payment of income taxes for 1.3 billion euros in the third quarter of 2009, countered by positive operating cash flows.

Liquidity margin: amounts to 5.9 billion euros at September 30, 2009. During the first nine months of 2009, the situation of the European and United States financial markets made it possible to issue new bonds and obtain new loans at advantageous conditions. In addition, 6.5 billion euros of available irrevocable long-term credit lines (expiring in 2014) is available, not subject to events which limit its utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage in order to have a sufficient treasury margin at its disposal to meet debt repayment obligations over the next 18 to 24 months.

Interim Report at September 30, 2009	5
Telecom Italia Group

Consolidated Operating and Financial Data

(millions of euros)	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009	9 months to 9/30/2008	Change %
Revenues	6,764	7,273	20,188	21,520	(6.2)
EBITDA (1)	2,979	3,011	8,526	8,398	1.5
EBIT (1)	1,608	1,579	4,293	4,145	3.6
Profit before tax from continuing operations	1,069	856	2,676	2,257	18.6
Profit from continuing operations	748	499	1,707	1,737	(1.7)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(541)	120	(559)	(33)	°
Profit for the period	207	619	1,148	1,704	(32.6)
Profit for the period attributable to owners of the Parent	201	626	1,165	1,743	(33.2)
Investments:
Industrial	1,076	952	2,998	3,728	(19.6)
Financial	—	1	4	1	°

Consolidated Financial Position Data

(millions of euros)	9/30/2009	12/31/2008	Change	12/31/2008
		Restated (*)		Historical Restated
Total assets	84,041	86,223	(2,182)	85,650
Total equity	26,989	26,825	164	26,825
- attributable to owners of the Parent	26,136	26,095	41	26,095
- attributable to Minority Interest	853	730	123	730
Total liabilities	57,052	59,398	(2,346)	58,825
Total equity and liabilities	84,041	86,223	(2,182)	85,650
Share capital	10,585	10,591	(6)	10,591
Net financial debt carrying amount (1)	35,506	34,039	1,467	34,039
Adjusted Net financial debt (1)	35,093	34,526	567	34,526
Adjusted Net invested capital (2)	62,082	61,351	731	61,351
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)	56.5%	56.3%	(0.2) pp	56.3%

Headcount, number in the Group at period-end (3)

(number)	9/30/2009	12/31/2008	Change	12/31/2008
		Restated (*)		Historical Restated
Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	72,560	75,320	(2,760)	77,825
Headcount of Discontinued operations/Non-current assets held for sale	2,283	2,505	(222)	—

Headcount, average number in the Group (3)

(equivalent number)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	70,574	73,746	(3,172)
Headcount of Discontinued operations/Non-current assets held for sale	2,231	3,580	(1,349)

Interim Report at September 30, 2009	6
Telecom Italia Group

Consolidated Profit Ratios

	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009	9 months to 9/30/2008	Change
EBITDA(1) / Revenues	44.0%	41.4%	42.2%	39.0%	3.2 pp
EBIT(1) / Revenues (ROS)	23.8%	21.7%	21.3%	19.3%	2.0 pp
Revenues/Headcount (average number in the Group, thousands of euros)			286.0	291.8	(5.8)
EBITDA(1) /Headcount (average number in the Group, thousands of euros)			120.8	113.9	6.9

Operating Data

	9/30/2009	12/31/2008	Change
Fixed-line network connections in Italy at period-end (thousands)	18,854	20,031	(1,177)
Physical accesses at period-end (Consumer + Business) (thousands)	16,358	17,352	(994)
Mobile lines in Italy at period-end (thousands)	31,921	34,797	(2,876)
Mobile lines in Brazil at period-end (thousands)	39,600	36,402	3,198
BroadBand connections in Italy at period-end (thousands)	8,567	8,134	433
of which retail broadband connections (thousands)	6,921	6,754	167

(*)	For purposes of comparison, the figures at December 31, 2008 have been restated by considering HanseNet Telekommunikation GmbH in Discontinued operations/Non-current assets held for sale.
(1)	Details are provided in the section “Alternative Performance Measures”.
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.
(3)	Headcount includes the number of people with temp work contracts.

The Telecom Italia Group Interim Report at September 30, 2009 has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), and subsequent amendments and additions, as well as Consob Communication DEM/8041082 of April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Interim Report is unaudited and has been prepared in accordance with International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (IFRS).

In the preparation of the Interim Report, the same accounting policies and consolidation principles have been adopted as those used in the preparation of the annual consolidated financial statements of the Telecom Italia Group at December 31, 2008, to which reference can be made, except for new standards and interpretations adopted by the Group beginning January 1, 2009 and previously described in the annual report 2008.

Moreover:

•

following the retrospective application of IFRIC 13 (Customer Loyalty Programmes), the comparative figures for the year 2008 have been restated. Additional details are provided in the paragraph “Effects of the application of IFRIC 13 (Customer Loyalty Programmes) on the principal operating and financial data of the Telecom Italia Group”;

•	with the application of IFRS 8, the term “operating segment” is considered synonymous with the term “business unit” used in this Interim Report.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in revenues, EBITDA and EBIT, and net financial debt carrying amount and adjusted net financial debt. Additional details on such measures are presented under “Alternative performance measures”.

Furthermore, particularly the section entitled “Business Outlook for the Year 2009” contains forward-looking statements. The Interim Report is based on the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, to be considered also in relation to the uncertainties connected with the financial market crisis, the majority of which is beyond the scope of the Group’s control.

Interim Report at September 30, 2009	7
Telecom Italia Group

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

During the third quarter of 2009, owing to its planned sale, the investment in HanseNet Telekommunikation GmbH (operating in the broadband business in Germany) was classified in Discontinued operations (Discontinued operations/Non-current assets held for sale).

In accordance with IFRS 5 (Non-current assets held for sale and discontinued operations), the results of operations of the company for the first nine months of 2009 and the third quarter of 2009, in addition to the corresponding periods of 2008, are presented in a specific line in the separate consolidated income statement “Profit (loss) from Discontinued operations/Non-current assets held for sale” while the balance sheet figures at September 30, 2009 are presented in two separate lines of the consolidated statement of financial position.

Beginning May 1, 2009, the company Telecom Media News S.p.A. has been excluded from the scope of consolidation following the sale of a 60% stake by Telecom Italia Media S.p.A..

The following principal changes had taken place during 2008:

•

the exclusion of Entel Bolivia starting from the second quarter of 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company. The investment is now carried in Current assets;

•	the exclusion of the “Pay-per-View” business segment from December 1, 2008 after its disposal by Telecom Italia Media S.p.A..

Interim Report at September 30, 2009	8
Telecom Italia Group

Corporate Boards at September 30, 2009

•	Board of Directors

The board of directors of Telecom Italia was elected by the shareholders’ meeting held on April 14, 2008 for three years, up to the approval of the 2010 annual financial statements, and is composed of 15 directors.

The composition of the board of directors of the Company at September 30, 2009 is as follows:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Stefano Cao (*)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Renato Pagliaro
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

(*)	Co-opted by the board of directors on February 27, 2009 to replace Gianni Mion, who resigned, and subsequently appointed a director by the shareholders’ meeting held on April 8, 2009 up to the expiry of the term of office of the board of directors (the approval of the financial statements for the year ended December 31, 2010).

The board of directors formed the following internal committees:

•

Executive Committee, composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci, Stefano Cao (appointed by the board of directors’ meeting held on May 7, 2009, to replace Gianni Mion) and Renato Pagliaro;

•	Committee for Internal Control and Corporate Governance, composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci;

•	Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Berardino Libonati and Luigi Zingales.

•	Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until approval of the 2011 annual financial statements.

The new board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

Interim Report at September 30, 2009	9
Telecom Italia Group

•	Independent Auditors

The independent auditors are Reconta Ernst & Young S.p.A. up to the audit of the 2009 annual financial statements.

•	Manager Responsible for Preparing Corporate Financial Reports

Marco Patuano (Head of the Group Administration, Finance and Control Function) is the Manager Responsible for Preparing Corporate Financial Reports of Telecom Italia.

Interim Report at September 30, 2009	10
Telecom Italia Group

Macro-Organization Chart at September 30, 2009

Telecom Italia Group

Note should be taken that:

•

beginning October 8, 2009, in Domestic Market Operations, the Business Innovation structure has been abolished. Starting on the same date, the BroadBand Content function has been established and is headed by Luca Tomassini.

Interim Report at September 30, 2009	11
Telecom Italia Group

Information for Investors

•	Telecom Italia S.p.A. share capital at September 30, 2009

Share capital	10,673,804,177.85 euros
Number of ordinary shares (par value 0.55 euros each)	13,380,796,026
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of treasury shares held by the Group to share capital	0.84%
Market capitalization (based on September 2009 average prices)	21,139 million euros

•	Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at September 30, 2009, supplemented by communications received and other sources of information (ordinary shares)

In reference to the Shareholders’ Agreement among Telco shareholders which will expire on April 28, 2010, on October 28, 2009, that is, with at least six months notice before the expiration date, Sintonia has exercised its right to request to withdraw from the agreement according to art. 11 of the Shareholders’ Agreement signed on April 28, 2007. On the same date, the other shareholders communicated that:

•	they will not exercise the right to request, in October, to withdraw according to art. 11 of the Shareholders’ Agreement signed on April 28, 2007;

•

they have agreed, as from that time, to renew the Shareholders’ Agreement for three years, that is, until April 27, 2013, at the terms and conditions in force, with the right to request the termination of the agreement and the relative withdrawal via communication to be sent between October 1, and October 28, 2012;

•

they have also agreed that the renewed Shareholders’ Agreement shall provide for the right of early termination and relative request of withdrawal to be communicated in the period between April 1, and April 28, 2011, with execution within the following six months.

Interim Report at September 30, 2009	12
Telecom Italia Group

The shareholders also agreed that for the purpose of Sintonia’s withdrawal from the agreement, they could take into consideration, in accord with Sintonia, technical forms other than withdrawal, with the understanding that the common objective is to complete the exit in the shortest technical time, possibly by the end of November.

Major holdings in share capital

At September 30, 2009, taking into account the results in the Shareholders Book, communications sent to CONSOB and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital
Telco S.p.A.	Direct	24.50%
Findim Group S.A.	Direct	5.01%

Furthermore, the following companies, as investment advisory firms, notified CONSOB that they are in possession of Telecom Italia S.p.A. ordinary shares:

•	Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares equal to 4.024% of total Telecom Italia S.p.A. ordinary shares;

•	Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares equal to 2.069% of total Telecom Italia S.p.A. ordinary shares;

•	Barclays Global Investors UK Holdings LTD: on August 21, 2009, for a quantity of ordinary shares equal to 2.009% of total Telecom Italia S.p.A. ordinary shares.

•	Common representatives

Carlo Pasteris is the common representative of the savings shareholders for the years 2007– 2009. Francesco Pensato is the common representative of the bondholders for the following bonds:

•	Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium (with a mandate until maturity);

•

Telecom Italia S.p.A. 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2008-2010);

•	Telecom Italia S.p.A. 750,000,000 euros, 4.50% notes due 2011 (with a mandate for the three-year period 2009-2011 and, therefore, up to maturity);

•	Telecom Italia S.p.A. 1,250,000,000 euros 5.375% notes due 2019 (with a mandate for the three-year period 2009-2011).

Interim Report at September 30, 2009	13
Telecom Italia Group

•	Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2009 – 9/30/2009 vs. FTSE Italy All-Shares Index and Dow Jones Stoxx TLC Index

(*) Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.

1/1/2009 – 9/30/2009 vs. FTSE Italy All-Shares Index and Dow Jones Stoxx MEDIA Index

(*)	Stock market prices. Source: Reuters.

Interim Report at September 30, 2009	14
Telecom Italia Group

Relative performance by Tim Participações S.A.

1/1/2009 – 9/30/2009 vs. BOVESPA Index and ITEL Index (in Brazilian reais)

(*)	Stock market prices. Source: Reuters.

The ordinary and savings shares of Telecom Italia S.p.A. and the preferred shares of Tim Participações S.A. are listed on the New York Stock Exchange (NYSE). Telecom Italia S.p.A. shares are listed with ordinary and savings American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares.

•	Rating at September 30, 2009

	Rating	Outlook
STANDARD & POOR’S	BBB	Stable
MOODY’S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Standard & Poor’s, on July 29, 2009, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Moody’s, on June 17, 2009, confirmed its Baa2 rating of Telecom Italia with a stable outlook for the Group.

Fitch Ratings, on June 12, 2009, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Interim Report at September 30, 2009	15
Telecom Italia Group

Review of Operating and Financial Performance - Telecom Italia Group

Consolidated Operating Performance - First 9 months and 3rd Quarter 2009

The principal profit indicators for the first nine months of 2009 and the third quarter of 2009 compared with the corresponding periods of the prior year are as follows:

(millions of euros)	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009 (a)	9 months to 9/30/2008 (b)	Change (a-b)
					amount	%	% organic
REVENUES	6,764	7,273	20,188	21,520	(1,332)	(6.2)	(4.4)
EBITDA	2,979	3,011	8,526	8,398	128	1.5	(0.4)
EBITDA MARGIN	44.0%	41.4%	42.2%	39.0%	+3.2 pp
ORGANIC EBITDA MARGIN	44.2%	41.8%	42.7%	40.9%	+1.8 pp
EBIT	1,608	1,579	4,293	4,145	148	3.6	(0.5)
EBIT MARGIN	23.8%	21.7%	21.3%	19.3%	+2.0 pp
ORGANIC EBIT MARGIN	23.8%	22.1%	21.9%	21.1%	+0.8 pp
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,069	856	2,676	2,257	419	18.6
PROFIT FROM CONTINUING OPERATIONS	748	499	1,707	1,737	(30)	(1.7)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	(541)	120	(559)	(33)	(526)	°
PROFIT FOR THE PERIOD	207	619	1,148	1,704	(556)	(32.6)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	201	626	1,165	1,743	(578)	(33.2)

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent for the first nine months of 2009:

Interim Report at September 30, 2009	16
Telecom Italia Group

Revenues

Revenues amount to 20,188 million euros for the first nine months of 2009, with a reduction of 6.2% compared to 21,520 million euros in the same period of 2008 (-1,332 million euros). In terms of the organic change, the reduction in consolidated revenues is 4.4% (-925 million euros).

In detail, the organic change in revenues is calculated by:

•	excluding the effect of the change in the scope of consolidation (-55 million euros, mainly in reference to the exclusion of Entel Bolivia from the second quarter of 2008);

•

excluding the effect of exchange differences (-370 million euros, being the sum of the negative exchange differences of the Brazil Business Unit (1), equal to -385 million euros, and the exchange differences of the other Business Units, equal to +15 million euros);

•	excluding non-organic other revenues, equal to 6 million euros for the first nine months of 2009 (24 million euros for the first nine months of 2008).

The breakdown of revenues by operating segment is the following:

	9 months to 9/30/2009		9 months to 9/30/2008		Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic	16,233	80.4	17,119	79.5	(886)	(5.2)	(5.4)
Brazil	3,622	17.9	3,973	18.5	(351)	(8.8)	1.0
Media, Olivetti and Other Operations	498	2.5	638	3.0	(140)	(21.9)
Adjustments and Eliminations	(165)	(0.8)	(210)	(1.0)	45	(21.4)
Total consolidated revenues	20,188	100.0	21,520	100.0	(1,332)	(6.2)	(4.4)

The following chart summarizes the changes in revenues in the periods under comparison:

The Domestic Business Unit (divided into Core Domestic and International Wholesale) has suffered overall from the negative market scenario in the last nine months, although the reduction in fixed telephone market revenues was less affected that the mobile telephone business where revenues have fallen compared to the previous quarters.

(1)

The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.83709 for the first nine months of 2009 and 2.56184 for the first nine months of 2008. The effect of the change in the exchange rates is calculated applying, to the period under comparison, the foreign currency translation rates used for the current period.

Interim Report at September 30, 2009	17
Telecom Italia Group

In particular, the change in Core Domestic Revenues (telecommunications activities regarding the domestic market, in its new representation by sales business segment reported below) during the first nine months of 2009 reflects the following:

•

a contraction in Consumer segment revenues (-674 million euros, -7.5%), largely attributable to business areas with low margins (in particular: mobile segment product revenues -220 million euros and mobile segment content revenues -50 million euros,) while growth was reported for BroadBand in both fixed (+86 million euros, +13%) and mobile (+51 million euros, +21%) areas;

•

a fall in Business segment revenues (-289 million euros, -9.3%), which, to a greater extent than the other markets, was hurt by the decline in consumption owing to the aforementioned economic picture and the contrasting impact of competition in the fixed telephony area, particularly regarding Telecom Italia’s customer win-back procedure. Nevertheless, positive trends have been consolidated in these circumstances such as the stability of fixed internet revenues and the steady growth of mobile browsing revenues;

•	a limited reduction in the Top segment (-4.0%) driven by strong growth in ICT solutions and packages (+15.2%), a stable mobile area and a fall in fixed business;

•	a significant increase in the National Wholesale segment (+224 million euros, +17.4% in organic terms) generated by the growth of the customer base of alternative operators.

As for the growth of the Brazil Business Unit revenues, the increase in organic revenues is 1.0% thanks to the good trend in VAS and product revenues, buoyed by the expansion of the customer base (+3.2 million lines compared to the end of 2008).

For the third quarter of 2009, revenues are equal to 6,764 million euros (7,273 million euros for the third quarter of 2008), with a decrease of 7.0% compared to the corresponding period of 2008. Excluding the exchange effect (-97 million euros, mainly referring to the Brazil Business Unit) and the change in the scope of consolidation (-2 million euros), the organic change in revenues is -5.6%.

For an in-depth analysis of revenue performance by individual Business Unit, please refer to the section “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is equal to 8,526 million euros and increased, compared to the corresponding period of 2008, by 128 million euros (+1.5%). The organic change in EBITDA is basically stable (-32 million euros, -0.4%).

The EBITDA margin went from 39.0% for the first nine months of 2008 to 42.2% for the first nine months of 2009; at the organic level, the organic EBITDA margin is 42.7% for the first nine months of 2009 with an increase of 1.8 percentage points compared to the same period of the prior year (40.9%).

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	9 months to 9/30/2009		9 months to 9/30/2008		Change
		% of total		% of total	amount	%	% organic
Domestic	7,712	90.5	7,573	90.2	139	1.8	(1.8)
EBITDA margin	47.5%		44.2%		+3.3 pp		+1.7 pp
Brazil	849	10.0	875	10.4	(26)	(3.0)	11.5
EBITDA margin	23.5%		22.0%		+1.5 pp		+2.3 pp
Media, Olivetti and Other Operations	(28)	(0.3)	(40)	(0.5)	12	(30.0)
Adjustments and Eliminations	(7)	(0.2)	(10)	(0.1)	3	(30.0)
Total consolidated EBITDA	8,526	100.0	8,398	100.0	128	1.5	(0.4)
EBITDA margin	42.2%		39.0%		+3.2 pp		+1.8 pp

Interim Report at September 30, 2009	18
Telecom Italia Group

The following chart summarizes the changes in EBITDA:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Disputes and settlements	47	37	10
Costs for services of the Brazil Business Unit associated with the settlement of a dispute	22	—	22
Others, net	19	11	8
Expenses for mobility under Law 223/91	—	287	(287)
Total non-organic (revenues and income) / costs and expenses, net	88	335	(247)

For the third quarter of 2009, EBITDA is equal to 2,979 million euros (3,011 million euros for the third quarter of 2008), with a decrease of 1.1%. Organic EBITDA is basically steady (-12 million euros, -0.4%).

EBITDA was particularly impacted by the change in the following line items, analyzed below:

Acquisition of goods and services

Acquisition of goods and services stands at 8,362 million euros, with a reduction of 1,091 million euros (-11.5%) compared to the first nine months of 2008 (9,453 million euros) connected in part with the exchange rate effect, particularly that of the Brazil Business Unit (-220 million euros). In any case, the reductions are across all areas of expenses, particularly the portion of revenues to be paid to other operators and purchases of goods by the Domestic Business Unit.

In detail:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Purchases of goods	1,285	1,695	(410)
Portion of revenues to paid to other operators and interconnection costs	3,223	3,755	(532)
Commercial and advertising costs	1,412	1,423	(11)
Power, maintenance and outsourced services	914	940	(26)
Rent and leases	429	426	3
Other service expenses	1,099	1,214	(115)
Total acquisition of goods and services	8,362	9,453	(1,091)
% of Revenues	41.4	43.9	(2.5) pp

Interim Report at September 30, 2009	19
Telecom Italia Group

Employee benefits expenses

Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Employee benefits expenses – Italian companies:
Ordinary employee costs and expenses	2,543	2,568	(25)
Expenses for mobility under Law 223/91	—	287	(287)
Total employee benefits expenses – Italy	2,543	2,855	(312)
Total employee benefits expenses – Foreign	194	233	(39)
Total employee benefits expenses	2,737	3,088	(351)
% of Revenues	13.6	14.3	(0.7) pp

In the Italian component of ordinary employee benefits expenses, the decrease of 25 million euros is the result of the reduction in the average number of the salaried workforce (-2,548 compared to the first nine months of 2008, at the same scope of consolidation) and is mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and estimated TLC labor contract expenses for the current year.

Employee benefits expenses for the first nine months of 2008 also included expenses amounting to 287 million euros for the start of mobility procedures under Law 223/91 by the Parent, Telecom Italia.

In the foreign component of employee benefits expenses, the decrease of 39 million euros is largely due to the reduction in the average number of the salaried headcount (-129 compared to 2008, net of the changes in the scope of consolidation), the exchange rate effect of the Brazil Business Unit (-18 million euros) and also the exclusion from the scope of consolidation of the Entel Bolivia group (-4 million euros).

The average number of the salaried workforce is the following:

(equivalent number)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Average salaried workforce – Italy	60,731	63,279	(2,548)
Average salaried workforce – Foreign (1)	9,843	10,467	(624)
Total average salaried workforce (2)	70,574	73,746	(3,172)
Non-current assets held for sale – Foreign (3)	2,231	3,580	(1,349)
Total average salaried workforce – including Non-current assets held for sale	72,805	77,326	(4,521)

(1)	The change compared to the first nine months of 2008 includes a reduction due to the exclusion of a 495 average headcount relating to the Entel Bolivia group.
(2)	The total includes people with temp work contracts: 395 average headcount for the first nine months of 2009 (of whom a 350 average - Italy and a 45 average - foreign); a 1,132 average headcount for the first nine months of 2008 (of whom a 1,072 average - Italy and a 60 average - foreign).
(3)	The first nine months of 2009 include the average salaried headcount of HanseNet (2,231); the first nine months of 2008 comprised the average salaried headcount of HanseNet (2,571) and the Liberty Surf group, sold at the end of August 2008 (1,009).

The headcount at September 30, 2009 is the following:

(number)	9/30/2009	12/31/2008	Change
Headcount – Italy	62,485	64,242	(1,757)
Headcount – Foreign	10,075	11,078	(1,003)
Total (1)	72,560	75,320	(2,760)
Non-current assets held for sale – Foreign	2,283	2,505	(222)
Total – including Non-current assets held for sale	74,843	77,825	(2,982)

(1)	Includes headcount of employees with temp work contracts: 110 at 9/30/2009 (of whom 84 in Italy and 26 foreign) and 782 at 12/31/2008 (of whom 721 in Italy and 61 foreign).

Interim Report at September 30, 2009	20
Telecom Italia Group

Other income

Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Late payment fees charged for telephone services	53	67	(14)
Recovery of employee benefit expenses, acquisition of goods and services	33	37	(4)
Capital and operating grants	40	33	7
Damage compensation, penalties and sundry recoveries	18	53	(35)
Sundry income	40	25	15
Total	184	215	(31)

Other operating expenses

Other operating expenses amount to 1,078 million euros, with a decrease of 158 million euros compared to the first nine months of 2008 (1,236 million euros). The change is connected in part with the exchange effect of the Brazil Business Unit (-70 million euros).

Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Writedowns and expenses in connection with credit management	391	504	(113)
Accruals to provisions	55	80	(25)
Telecommunications operating fees and charges	230	246	(16)
Taxes on revenues of Brazilian companies	194	216	(22)
Indirect duties and taxes	96	98	(2)
Penalties, settlement compensation and administrative sanctions	59	41	18
Association dues and fees, donations, scholarships and traineeships	19	18	1
Sundry expenses	34	33	1
Total	1,078	1,236	(158)

Writedowns and expenses in connection with credit management include 268 million euros referring to the Domestic Business Unit (260 million euros for the first nine months of 2008), 120 million euros to the Brazilian Business Unit (241 million euros for the first nine months of 2008, which recorded higher credit writedowns for one specific sales channel).

The accruals to provisions recorded mainly for pending disputes include 33 million euros referring to the Domestic Business Unit (47 million euros for the first nine months of 2008) and 18 million euros to the Brazilian Business Unit (28 million euros for the first nine months of 2008).

Penalties, settlement compensation and administrative sanctions refer entirely to the Domestic Business Unit; for the first nine months of 2009, the amount also includes expenses in connection with a settlement with another operator.

Depreciation and amortization

Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Amortization of intangible assets with a finite useful life	1,676	1,747	(71)
Depreciation of tangible assets – owned and leased	2,502	2,525	(23)
Total	4,178	4,272	(94)

Interim Report at September 30, 2009	21
Telecom Italia Group

The reduction in depreciation and amortization is mainly in connection with the Domestic Business Unit (-33 million euros) and, for the remaining balance, the net effect between the change in the Brazilian real/euro exchange rate (-78 million euros) and higher depreciation and amortization by the Brazil Business Unit.

Net losses on disposals of non-current assets

Net losses on disposals of non-current assets total 55 million euros and principally include:

•

the negative impact for a total of 39 million euros connected with the final divestiture of the platform for credit management of the fixed consumer clientele of the Domestic Business Unit. In the first half of 2009, the platform had been written down by 48 million euros, now reduced to 39 million euros following a more exact analysis of the assets effectively written down;

•	the negative impact for a total of 11 million euros connected with the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A.

For the first nine months of 2008, this item included net gains of 25 million euros principally in reference to the sale of buildings.

EBIT

EBIT is 4,293 million euros, with an increase of 148 million euros compared to the first nine months of 2008 (+3.6%). The organic change in EBIT, instead, is a negative 21 million euros (-0.5%).

The EBIT margin went from 19.3% for the first nine months of 2008 to 21.3% for the first nine months of 2009: at the organic level, the EBIT margin is 21.9% for the first nine months of 2009 (21.1% for the same period of the prior year).

The following chart summarizes the changes in EBIT:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBIT are the following:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Non-organic items already described under EBITDA	88	335	(247)
Losses (Gains) on disposals of buildings, investments and intangible assets	50	(25)	75
Other expenses, net	(1)	—	(1)
Total Non-organic (revenues and income)/costs and expenses, net	137	310	(173)

Interim Report at September 30, 2009	22
Telecom Italia Group

For the third quarter of 2009, EBIT is equal to 1,608 million euros (1,579 million euros for the third quarter of 2008), with an increase of 1.8%. The organic change in EBIT is equal to 1.3% (+20 million euros).

The EBIT margin is 23.8% (21.7% for the third quarter of 2008); the organic EBIT margin for the third quarter of 2009 is 23.8% (22.1% in the same period of the prior year).

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
ETECSA	44	40	4
Other	5	13	(8)
Total	49	53	(4)

Other income (expenses) from investments

Other income (expenses) from investments for the first nine months of 2009 amount to a negative 34 million euros and include the writedown of 39 million euros on the 19.37% investment in the Italtel Group. The amount of the investment, recorded at cost, was written off on the basis of a valuation backed by a specific report on its estimated value, conducted by an independent appraiser. The line item also includes gains, net of the relative transaction expenses of 3 million euros, on the disposals, in early 2009, of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which had already been classified in Non-current assets held for sale at December 31, 2008.

Finance income (expenses), net

Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	5	(190)	195
Income (expenses) on bond buybacks	—	49	(49)
Early closing of derivative instruments	15	14	1
Writedown of receivables from Lehman Brothers	—	(51)	51
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(1,652)	(1,765)	113
Total	(1,632)	(1,943)	311

The change in finance income (expenses), net was impacted by the following:

•

the overall reduction in interest rates and the positive change in the fair value adjustments of positions that qualified for hedge accounting and the improvement in the fair value measurement of the call options on Sofora share capital;

•

the writedown of receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. in the nine month of 2008 and arising on the transactions in derivative instruments hedging financial risks on existing financial liabilities;

•

lower income on bond buybacks. Such bond repurchase transactions, although having no impact in terms of income for the first nine months of 2009 (income of 49 million euros for the first nine months of 2008), will give rise to lower finance expenses prospectively and constitute an efficient alternative investment of liquidity.

For the third quarter of 2009, finance income (expenses) is a net expense of 555 million euros (a net expense of 739 million euros for the third quarter of 2008). The improvement of 184 million euros is not only due to the cited overall reduction in interest rates but also to the fair value measurement of the call options on Sofora

Interim Report at September 30, 2009	23
Telecom Italia Group

share capital (unchanged for the third quarter of 2009 compared to a writedown of 80 million euros for the third quarter of 2008). Moreover, receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. had been written down in the third quarter of 2008.

Income tax expense

Income tax expense is 969 million euros and records an increase of 449 million euros compared to the same period of the prior year which benefitted from 515 million euros of deferred income taxes reversed to income on accelerated depreciation taken in prior years, net of the substitute tax, as allowed by the Italian Budget Law 2008. Net of such effect, income tax expense would decrease by 66 million euros.

For the third quarter of 2009, income tax expense is 321 million euros (357 million euros for the third quarter of 2008).

Loss from Discontinued operations/Non-current assets held for sale

For the first nine months of 2009, this line item totals -559 million euros and includes:

•	the writedown of 540 million euros on the goodwill allocated to BroadBand activities in Germany in order to adjust the carrying amount of HanseNet to the estimated sales value;

•

the loss on consolidation of HanseNet, for -19 million euros, including the negative impact of the amortization of the customer relationship and the audience agreement which arose following the acquisition of the AOL internet business in Germany.

During the first nine months of 2008, this line item totaled -33 million euros and included the gain on the sale of the entire investment in Liberty Surf Group S.A.S. (160 million euros) finalized in August 2008, the loss on consolidation of the Liberty Surf group up to the date of its sale (188 million euros) and the loss on consolidation of HanseNet (-5 million euros).

Additional details are provided in the section “Discontinued operations / Non-current assets held for sale”.

Interim Report at September 30, 2009	24
Telecom Italia Group

•	Consolidated financial position performance

Financial position structure

(millions of euros)	9/30/2009	12/31/2008 Restated (1)	Change	12/31/2008 Historical restated
	(a)	(b)	(a-b)
ASSETS
Non-current assets	67,670	69,567	(1,897)	70,957
Goodwill	43,489	43,230	259	43,891
Intangible assets with a finite useful life	6,016	6,154	(138)	6,492
Tangible assets	14,635	15,116	(481)	15,662
Other non-current assets	3,530	5,067	(1,537)	4,912
Current assets	15,153	14,904	249	14,684
Inventories, Trade and miscellaneous receivables and other current assets	8,241	8,383	(142)	8,480
Current income tax receivables	56	73	(17)	73
Investments	39	39	—	39
Securities other than investments, Financial receivables and other non-current financial assets, Cash and cash equivalents	6,817	6,409	408	6,092
Discontinued operations/Non-current assets held for sale	1,218	1,752	(534)	9
of a financial nature	49	20	29	—
of a non-financial nature	1,169	1,732	(563)	9
	84,041	86,223	(2,182)	85,650
EQUITY AND LIABILITIES
Equity	26,989	26,825	164	26,825
Non-current liabilities	40,425	40,303	122	40,356
Current liabilities	15,698	18,200	(2,502)	18,469
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	929	895	34	—
of a financial nature	659	546	113	—
of a non-financial nature	270	349	(79)	—
	84,041	86,223	(2,182)	85,650

(1)	For purposes of comparison, the figures at December 31, 2008 have been restated by considering HanseNet Telekommunikation GmbH in Discontinued operations/Non-current assets held for sale.

•	Non-current assets

•

Goodwill: increased by 259 million euros due to the fluctuation in the exchange rates of the Brazilian companies. During the third quarter of 2009, with the exception of what as been previously described in terms of the goodwill allocated to the BroadBand activities in Germany, there were no events or circumstances such as to require an updating of the impairment test on the recoverability of goodwill that had been carried out in conjunction with the half-year condensed consolidated financial statements at June 30, 2009. In particular, the performance of the key parameters (EBITDA and CAPEX) of the Telecom Italia Group for the third quarter of 2009 is in line with the targets previously communicated to the market and assumed as the basis for the impairment test at June 30, 2009.

•	Intangible assets with a finite useful life: decreased by 138 million euros as a result of the following:

•	additions (+1,286 million euros);

•	amortization charge for the period (-1,676 million euros);

Interim Report at September 30, 2009	25
Telecom Italia Group

•	disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +252 million euros).

•	Tangible assets: decreased by 481 million euros from 15,116 million euros at the end of 2008 to 14,635 million euros at September 30, 2009, as a result of:

•	additions (+1,712 million euros);

•	depreciation charge for the period (-2,502 million euros);

•	disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +309 million euros).

•

Other non-current assets: decreased by 1,537 million euros, from 5,067 million euros at the end of 2008 to 3,530 million euros at September 30, 2009. Of that amount, 458 million euros refers to Deferred tax assets, following compensation with income taxes accrued for the first nine months of 2009.

Discontinued operations/Non-current assets held for sale

Discontinued operations/Non-current assets held for sale at September 30, 2009 refer to HanseNet and include:

•	assets of a financial nature for 49 million euros;

•	goodwill equal to 121 million euros, already net of the writedown of 540 million euros made during the third quarter of 2009;

•	other assets of a non-financial nature for 1,048 million euros.

At the end of 2008, Discontinued operation/Non-current assets held for sale refer to HanseNet and also, for 9 million euros, to the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which were sold in March 2009.

•	Consolidated equity

Consolidated equity amounts to 26,989 million euros (26,825 million euros at December 31, 2008), of which 26,136 million euros is attributable to owners of the Parent (26,095 million euros at December 31, 2008) and 853 million euros is attributable to Minority Interest (730 million euros at December 31, 2008).

In greater detail, the changes in equity are the following:

(millions of euros)	1/1 - 9/30/2009	1/1 - 12/31/2008
At the beginning of the period (historical data)	26,856	26,985
Change in accounting principles (*)	(31)	(4)
At the beginning of the period (restated)	26,825	26,981
Total comprehensive income for the period	1,237	(*)1,635
Dividends declared by:	(1,053)	(1,668)
- Telecom Italia S.p.A.	(1,029)	(1,609)
- Other Group companies	(24)	(59)
Bond conversions, equity instruments granted and purchase of treasury shares	(10)	(26)
Change in scope of consolidation and other changes	(10)	(97)
At the end of the period	26,989	26,825

(*)	Includes the impact of the retrospective application of IFRIC 13 (Customer Loyalty Programmes).

Interim Report at September 30, 2009	26
Telecom Italia Group

•	Net financial debt and financial flows

Net debt is composed as follows:

Net financial debt

(millions of euros)	9/30/2009	12/31/2008	Change
		Restated (*)		12/31/2008
	(a)	(b)	(a-b)	Historical Restated
NON-CURRENT FINANCIAL LIABILITIES
Bonds	26,745	25,680	1,065	25,680
Amounts due to banks, other financial payables and liabilities	8,770	9,134	(364)	9,134
Finance lease liabilities	1,584	1,694	(110)	1,713
	37,099	36,508	591	36,527
CURRENT FINANCIAL LIABILITIES (1)
Bonds	3,021	4,497	(1,476)	4,497
Amounts due to banks, other financial payables and liabilities	3,056	1,496	1,560	1,496
Finance lease liabilities	229	266	(37)	274
	6,306	6,259	47	6,267
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	659	546	113	—
GROSS FINANCIAL DEBT	44,064	43,313	751	42,794
NON-CURRENT FINANCIAL ASSETS
Securities other than investments	(14)	(15)	1	(15)
Financial receivables and other non-current financial assets	(1,678)	(2,830)	1,152	(2,648)
	(1,692)	(2,845)	1,153	(2,663)
CURRENT FINANCIAL ASSETS
Securities other than investments	(1,447)	(185)	(1,262)	(185)
Financial receivables and other current financial assets	(930)	(828)	(102)	(491)
Cash and cash equivalents	(4,440)	(5,396)	956	(5,416)
	(6,817)	(6,409)	(408)	(6,092)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(49)	(20)	(29)	—
FINANCIAL ASSETS	(8,558)	(9,274)	716	(8,755)

NET FINANCIAL DEBT CARRYING AMOUNT	35,506	34,039	1,467	34,039
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(413)	487	(900)	487
ADJUSTED NET FINANCIAL DEBT	35,093	34,526	567	34,526
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	42,621	41,745	876	41,226
TOTAL ADJUSTED FINANCIAL ASSETS	(7,528)	(7,219)	(309)	(6,700)
(1) of which current portion of medium/long-term debt:
Bonds	3,021	4,497	(1,476)	4,497
Amounts due to banks, other financial payables and liabilities	2,481	684	1,797	684
Finance lease liabilities	229	266	(37)	274

(*)	For purposes of comparison, the figures at December 31, 2008 have been restated by considering HanseNet Telekommunikation GmbH in Discontinued operations/Non-current assets held for sale.

Interim Report at September 30, 2009	27
Telecom Italia Group

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 65% - 70% for the fixed-rate component and 30% - 35% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of the derivative positions and the correlated financial assets and liabilities.

With this in mind and in order to present a more realistic analysis of net financial debt, already starting from the June 2009 report, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator is also presented denominated “adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the first nine months of 2009:

(*)	Adjustment of the fair value measurement of derivatives and related financial assets and liabilities.

Interim Report at September 30, 2009	28
Telecom Italia Group

Net operating free cash flow

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
EBITDA	8,526	8,398	128
Capital expenditures on an accrual basis	(2,998)	(3,728)	730

Change in net operating working capital:	(1,501)	(1,370)	(131)
Change in inventories	(5)	(56)	51
Change in trade receivables and net amounts due on construction contracts	131	764	(633)
Change in trade payables (*)	(1,496)	(1,984)	488
Other changes in operating receivables/payables	(131)	(94)	(37)
Change in provisions for employees benefits	(74)	301	(375)
Change in operating provisions and Other changes	(21)	(184)	163
Net operating free cash flow	3,932	3,417	515

(*)	Including the change in trade payables for amounts due to fixed asset suppliers.

Net operating free cash flow amounts to 3,932 million euros for the first nine months of 2009 and shows an improvement of 515 million euros compared to the corresponding period of the prior year. The change is mainly the result of the reduction in capital expenditure requirements (-730 million euros compared to the first nine months of 2008), countered in part by greater net operating working capital requirements.

Capital expenditures on an accrual basis flow

Capital expenditures on an accrual basis flow is 2,998 million euros, with a decrease of 730 million euros compared to the first nine months of 2008. The breakdown is as follows:

(millions of euros)	9 months to 9/30/2009 % of total		9 months to 9/30/2008 % of total		Change
Domestic	2,418	80.7	2,646	71.0	(228)
Brazil	539	18.0	1,073	28.8	(534)
Media, Olivetti and Other operations	49	1.6	50	1.3	(1)
Adjustments and Eliminations	(8)	(0.3)	(41)	(1.1)	33
Total	2,998	100.0	3,728	100.0	(730)
% of Revenues	14.9		17.3

Capital investments for the first nine months of 2008 had included 477 million euros relating to the purchase of the mobile telephone licenses for the Brazil Business Unit’s 3G service. Without considering that purchase, the reduction in capital expenditures, besides the impact of the Brazilian reais exchange rate (-58 million euros), is also due to the impact of the programs to cut costs and capital expenditures begun in 2008.

The following also had an effect on net financial debt during the first nine months of 2009:

Disposal of investments and other divestitures flow

Disposal of investments and other divestitures flow amounts to 42 million euros (846 million euros for the first nine months of 2008) and mainly refers to the sale of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for total cash receipts of 13 million euros), the sale of the investment in Telecom Media News for the first nine months of 2009, after the necessary capitalization, and also the disposal of other tangible and intangible assets. In particular, the disposals of tangible assets included the cancellation of a contract for the purchase of an aircraft which involved the manufacturer’s restitution of the advances that had been paid by Telecom Italia (about 21 million euros).

Interim Report at September 30, 2009	29
Telecom Italia Group

The flow for the first nine months of 2008 had mainly related to the sale, in August 2008, of the Liberty Surf group (euro 757 million, including the deconsolidation of the net financial debt of the subsidiary sold).

Financial investments and treasury shares buyback flow

Financial investments and treasury shares buyback flow amounts to 15 million euros including 11 million euros referring to the buyback of a total of 11.4 million Telecom Italia ordinary shares purchased to service the top management incentive plan denominated 2008 Top Plan. The average unit price was 0.92959 euros per share (including agent commissions).

Moreover, in July 2009, the Parent, Telecom Italia, purchased on the market 39,500 Telecom Italia Media savings shares to add to the 221,000 Telecom Italia Media savings shares already held. Such purchases required a total disbursement of 4,470.23 euro, corresponding to the average cost of 0.11317 euros per share (including commissions paid to the agent)

The purchases were carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

Finance expenses, taxes and other net non-operating requirements flow

Finance expenses, taxes and other net non-operating requirements flow mainly includes the payment, made during the first nine months of 2009, of taxes (equal to 1,629 million euros, which comprises 244 million euros for the tax disputes which had already been provided for in financial statements of prior years), net finance expenses and also the change in non-operating receivables and payables.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first nine months of 2009 resulted in a positive effect on net financial debt at September 30, 2009 of 591 million euros (794 million euros at December 31, 2008 and 695 million euros at September 30, 2008).

Gross financial debt

Bonds

Bonds at September 30, 2009 are recorded for 29,766 million euros (30,177 million euros at December 31, 2008). Their nominal repayment amount is 28,873 million euros, with an increase of 53 million euros compared to December 31, 2008 (28,820 million euros).

The change in bonds during the first nine months of 2009 is as follows:

(millions of the original currency)	currency	amount
NEW ISSUES				Issue date
Telecom Italia S.p.A. 500 million euros, 7.875% maturing 1/22/2014	Euro	500		1/22/2009
Telecom Italia S.p.A. 650 million euros, 6.75% maturing 3/21/2013	Euro	650		3/19/2009
Telecom Italia S.p.A. 850 million euros, 8.25% maturing 3/21/2016	Euro	850		3/19/2009
Telecom Italia S.p.A. 750 million pounds sterling, 7.375% maturing 12/15/2017	GBP	750		5/26/2009
Telecom Italia Capital S.A. 1,000 million U.S. dollars, 6.175% maturing 6/18/2014	USD	1,000		6/18/2009
Telecom Italia Capital S.A. 1,000 million U.S. dollars, 7.175% maturing 6/18/2019	USD	1,000		6/18/2009
REPAYMENTS				Repayment date
Telecom Italia Finance S.A. 5.15%, issue guaranteed by Telecom Italia S.p.A.	Euro	1,450	(*)	2/9/2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3 months + 0.60%	Euro	110		3/30/2009
Telecom Italia Finance S.A. 6.575%, issue guaranteed by Telecom Italia S.p.A.	Euro	1,849	(**)	7/30/2009

Interim Report at September 30, 2009	30
Telecom Italia Group

BUYBACKS			Buyback period
Telecom Italia Finance S.A. 1,849(**) million euros 6.575% maturing July 2009	Euro	253.77	January – June
Telecom Italia Finance S.A. 119 million euros Floating Rate Notes maturing June 2010	Euro	20.00	March – May
Telecom Italia S.p.A. 796 million euros Floating Rate Notes maturing June 2010	Euro	53.75	April – May

NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: 351 million euros (nominal amount) at September 30, 2009 which increased during the first nine months of 2009 by 3 million euros (348 million euros at December 31, 2008).

Bond buybacks: as in 2008, for the first nine months of 2009, the Telecom Italia Group bought back bonds in order to:

•	give investors a further possibility of monetizing their positions;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

(*)	Net of 50 million euros of bonds repurchased by the company in 2008.
(**)	Net of 107 million euros and 254 million euros of bonds repurchased by the company in 2008 and in the first nine months of 2009.

Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at September 30, 2009, represented by the Term Loan (TL) for 1.5 billion euros expiring January 2010 and the Revolving Credit Facility (RCF) for a total of 8 billion euros expiring August 2014, are presented in the following table:

	9/30/2009		12/31/2008
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Term Loan – expiring 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5
Total	9.5	3.0	9.5	3.0

It should be noted that Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility and Term Loan for the following amounts:

•	under the RCF, the bank has a commitment for 127 million euros of which 23.8 million euros has been disbursed;

•	under the TL, the bank has a commitment for 19.9 million euros, for an amount completely disbursed.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.7 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is equal to about 5.5%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the table that follows.

Interim Report at September 30, 2009	31
Telecom Italia Group

Maturities of Financial Liabilities – nominal repayment amount:
	maturing by 9/30/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total
Bonds	2,343	4,594	2,250	3,000	3,222	13,464	28,873
Loans and other financial liabilities	2,198	585	200	841	2,561	3,507	9,892
Finance lease liabilities	212	169	173	136	120	987	1,797
Total	4,753	5,348	2,623	3,977	5,903	17,958	40,562
Current financial liabilities	533						533
Total excluding Discontinued operations	5,286	5,348	2,623	3,977	5,903	17,958	41,095
Discontinued operations (1)	627						627
Total	5,913	5,348	2,623	3,977	5,903	17,958	41,722

(1)	Discontinued operations represent the financial liabilities of HanseNet Telekommunikation GmbH due to companies of the Telecom Italia Group (606 million euros) and third parties (21 million euros).

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounts to 5,887 million euros at September 30, 2009 (5,581 million euros at December 31, 2008) which, together with its unused committed credit lines of 6.5 billion euros, allows the Group to amply meet its repayment obligations over the next 18 months. During the first nine months of 2009, the situation of the European and United States financial markets made it possible to issue new bonds and obtain new loans at advantageous conditions. These transactions have ensured an increase in cash compared to the end of 2008 despite the payment of dividends, income taxes and payables due.

In particular:

•	Cash and cash equivalents are 4,440 million euros (5,396 million euros at December 31, 2008).

The different technical forms of investing available cash at September 30, 2009, including Euro Commercial Paper for 110 million euros, can be analyzed as follows:

•	Maturities: investments have a maximum maturity date of three months;

•	Counterparty risk: investments are made with first-rate banks and financial institutions that have high creditworthiness and a rating of at least A;

•	Country risk: investments are mainly made in major European financial markets;

•

Securities other than investments are 1,447 million euros (185 million euros at December 31, 2008). Such forms of investment represent alternatives to liquidity investments with the aim of raising the yield. These consist of 914 million euros in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s); 200 million euros in a monetary fund, 200 million euros in a government fund, both with an AAA rating by S&P’s and managed by a leading international credit institution; 133 million euros in bonds issued by counterparties with ratings of at least BBB with different maturities, but all with an active market.

Interim Report at September 30, 2009	32
Telecom Italia Group

For the third quarter of 2009, adjusted net financial debt increased by 234 million euros. The effects of the positive operating change were absorbed in particular by tax payments.

Adjusted net financial debt

(millions of euros)	9/30/2009	6/30/2009	Change
NET FINANCIAL DEBT CARRYING AMOUNT	35,506	35,185	321
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(413)	(326)	(87)
ADJUSTED NET FINANCIAL DEBT	35,093	34,859	234
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	42,621	44,483	(1,862)
TOTAL ADJUSTED FINANCIAL ASSETS	(7,528)	(9,624)	2,096

***

•	Covenants and negative pledges relating to outstanding positions at September 30, 2009

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 855 million euros (out of a total of 2,549 million euros at September 30, 2009) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. Additionally, if Telecom Italia S.p.A. fails to provide the guarantees requested, EIB shall have the right to terminate the contract. With regard to the contract between EIB and Telecom Italia S.p.A. on November 30, 2007 for 182,200,000.00 euros, EIB may also terminate the contract ex art. 1456 of the Italian Civil Code whenever Telecom Italia S.p.A. ceases to hold, directly or indirectly, more that 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunikation GmbH in Germany or, in any case, a number of shares such that it represents more than 50% (fifty percent) of the share capital of that company;

•

for the loan with a nominal amount of 350 million euros, if Telecom Italia S.p.A.’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed EIB loan for 300 million euros disbursed in June 2009.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia S.p.A. to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia S.p.A.’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value), the commitment not to merge with third parties, barring suppositions of merger, corporate restructuring or contribution of assets between Telecom Italia S.p.A. (or companies which it controls,

Interim Report at September 30, 2009	33
Telecom Italia Group

incorporated in the European Union) and one or more companies controlled or other members of the Group. Covenants with similar content are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of about 100 million euros at September 30, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship. After that period ends, the parties shall no longer be obliged to continue the negotiations and, in the event an agreement is not reached by two-thirds of the lending banks, the loan shall be cancelled.

Lastly, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan. It should be noted that the loans of the Tim Brasil group do not provide for any type of guarantee by Telecom Italia S.p.A.. Finally, it should be pointed out that, at September 30, 2009, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Interim Report at September 30, 2009	34
Telecom Italia Group

Events Subsequent to September 30, 2009

HanseNet

Consistently with the gradual increase of focus on the core markets announced in December 2008, the board of directors’ meeting held on November 5, 2009 approved the disposal of HanseNet Telekommunikation GmbH. HanseNet (a wholly-owned subsidiary of Telecom Italia S.p.A. through its holding Telecom Italia Deutschland Holding GmbH) is an operator in the retail broadband market in Germany. For additional information on the economic and financial data of the company, reference should be made to the section “Discontinued operations / Non-current assets held for sale”.

The competitive scenario of the German broadband market and its future prospects, given the size and infrastructural features of competitors, would make it difficult for the company to acquire a strategic positioning that would be successful in the long term in the absence of huge investments with an uncertain return. For this reason, the disposal responds to the strategical rationale of financial discipline aimed at strengthening cash flows, with focus on the core markets.

Assisted by Morgan Stanley Bank International Limited (Milan Branch), the process for the sale of the company was started and involved a number of potential buyers. At the end of this process, the negotiations settled on Telefónica S.A., a related party of Telecom Italia through the board members César Alierta and Julio Linares, respectively, Chairman and Chief Executive Officer of Telefónica S.A.. In turn Telefónica owns a 42.3% stake in Telco S.p.A., the majority shareholder of Telecom Italia which currently holds 24.5% of the ordinary share capital of the Company.

The consideration on the sale negotiated by the management of the Company is based on an enterprise value of 900 million euros.

The preliminary agreement on the sale was signed after the board’s decision. The closing of the sale, subject to obtaining the necessary antitrust authorizations, is expected to take place during the first quarter of 2010.

Business Outlook for the Year 2009

With regard to the performance of the Telecom Italia Group for the current year, based upon the results of the first nine months, the profit targets are confirmed:

•	Domestic Business Unit: organic EBITDA at 9.9—10 billion euros;

•	Brazil Business Unit: organic EBITDA at about 3.6 billion Brazilian reais.

The Group also expects to achieve an adjusted net financial debt at year-end 2009 of approximately 34 billion euros, without considering the positive effects of the sale of HanseNet likely expected to take place in the first quarter of 2010.

Interim Report at September 30, 2009	35
Telecom Italia Group

Interim Consolidated Financial Statements

Separate Consolidated Income Statements

	3rd Quarter 2009	3rd Quarter 2008 Restated	9 months to 9/30/2008	9 months to 9/30/2008 Restated	Change (a - b)
(millions of euros)			(a)	(b)	amount %
Revenues	6,764	7,273	20,188	21,520	(1,332)	(6.2)
Other income	48	64	184	215	(31)	(14.4)
Total operating revenues and other income	6,812	7,337	20,372	21,735	(1,363)	(6.3)

Acquisition of goods and services	(2,762)	(3,235)	(8,362)	(9,453)	1,091	11.5
Employee benefits expenses	(834)	(867)	(2,737)	(3,088)	351	11.4
Other operating expenses	(348)	(386)	(1,078)	(1,236)	158	12.8
Changes in inventories	(8)	45	(32)	63	(95)	°
Internally generated assets	119	117	363	377	(14)	(3.7)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	2,979	3,011	8,526	8,398	128	1.5

Depreciation and amortization	(1,379)	(1,426)	(4,178)	(4,272)	94	2.2
Gains (losses) on disposals of non-current assets	(1)	(1)	(55)	25	(80)	°
Impairment reversals (losses) on non-current assets	9	(5)	—	(6)	6	°
OPERATING PROFIT (EBIT)	1,608	1,579	4,293	4,145	148	3.6

Share of profits (losses) of associates and joint ventures accounted for using the equity method	16	16	49	53	(4)	(7.5)
Other income (expenses) from investments	—	—	(34)	2	(36)	°
Finance income	670	272	2,206	1,795	411	22.9
Finance expenses	(1,225)	(1,011)	(3,838)	(3,738)	(100)	(2.7)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,069	856	2,676	2,257	419	18.6

Income tax expense	(321)	(357)	(969)	(520)	(449)	°
PROFIT FROM CONTINUING OPERATIONS	748	499	1,707	1,737	(30)	(1.7)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(541)	120	(559)	(33)	(526)	°
PROFIT (LOSS) FOR THE PERIOD	207	619	1,148	1,704	(556)	(32.6)
Attributable to:
* Owners of the Parent	201	626	1,165	1,743	(578)	(33.2)
* Minority Interest	6	(7)	(17)	(39)	22	56.4

(euro)	9 months to 9/30/2009	9 months to 9/30/2008 Restated
Basic and Diluted Earnings Per Share (EPS) (*):
• Ordinary Share	0.06	0.09
• Savings Share	0.07	0.10
Of which:
– From continuing operations
• Ordinary Share	0.09	0.09
• Savings Share	0.10	0.10
– From Discontinued operations/Non-current assets held for sale
• Ordinary Share	(0.03)	—
• Savings Share	(0.03)	—

(*)	Basic EPS is equal to Diluted EPS.

Interim Report at September 30, 2009	36
Telecom Italia Group

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 revised (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		3rd Quarter 2009	3rd Quarter 2008 Restated	9 months to 9/30/2009	9 months to 9/30/2008 Restated

PROFIT FOR THE PERIOD	(A)	207	619	1,148	1,704

Other components of the Statements of Comprehensive Income:

Available-for-sale financial assets:
Profit (loss) from fair value adjustments		12	2	—	6
Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	—	—
Income tax expense		(2)	(2)	6	(2)
	(B)	10	—	6	4
Hedging instruments:
Profit (loss) from fair value adjustments		(454)	364	(1,240)	1
Loss (profit) transferred to the Separate Consolidated Income Statement		366	(373)	295	8
Income tax expense		24	5	264	2
	(C)	(64)	(4)	(681)	11

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		220	(330)	791	(190)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement	—	—	—	—
Income tax expense		—	—	—	—
	(D)	220	(330)	791	(190)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method
Profit (loss)		(13)	30	(27)	13
Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	—	—
Income tax expense		—	—	—	—
	(E)	(13)	30	(27)	13

Total	(F=B+C+D+E)	153	(304)	89	(162)

TOTAL PROFIT (LOSS) FOR THE PERIOD	(A+F)	360	315	1,237	1,542
Attributable to:
* Owners of the Parent		309	389	1,091	1,619
* Minority Interest		51	(74)	146	(77)

Interim Report at September 30, 2009	37
Telecom Italia Group

Consolidated Statements of Financial Position

(millions of euros)	9/30/2009 (a)	12/31/2008 Restated (1) (b)	Change (a-b)	12/31/2008 Historical restated
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	43,489	43,230	259	43,891
Intangible assets with a finite useful life	6,016	6,154	(138)	6,492
	49,505	49,384	121	50,383
Tangible assets
Property, plant and equipment owned	13,327	13,743	(416)	14,252
Assets held under finance leases	1,308	1,373	(65)	1,410
	14,635	15,116	(481)	15,662
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	460	495	(35)	496
Other investments	61	57	4	57
Securities, financial receivables and other non-current financial assets	1,692	2,845	(1,153)	2,663
Miscellaneous receivables and other non-current assets	792	687	105	694
Deferred tax assets	525	983	(458)	1,002
	3,530	5,067	(1,537)	4,912

TOTAL NON-CURRENT ASSETS (A)	67,670	69,567	(1,897)	70,957
CURRENT ASSETS
Inventories	383	378	5	379
Trade and miscellaneous receivables and other current assets	7,858	8,005	(147)	8,101
Current income tax receivables	56	73	(17)	73
Investments	39	39	—	39
Securities other than investments	1,447	185	1,262	185
Financial receivables and other current financial assets	930	828	102	491
Cash and cash equivalents	4,440	5,396	(956)	5,416
Current assets sub-total	15,153	14,904	249	14,684

Discontinued operations/Non-current assets held for sale
of a financial nature	49	20	29	—
of a non-financial nature	1,169	1,732	(563)	9
	1,218	1,752	(534)	9

TOTAL CURRENT ASSETS (B)	16,371	16,656	(285)	14,693

TOTAL ASSETS (A+B)	84,041	86,223	(2,182)	85,650

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Parent	26,136	26,095	41	26,095
Equity attributable to Minority Interest	853	730	123	730
TOTAL EQUITY (C)	26,989	26,825	164	26,825

NON-CURRENT LIABILITIES
Non-current financial liabilities	37,099	36,508	591	36,527
Employee benefits	1,195	1,212	(17)	1,212
Deferred tax liabilities	179	359	(180)	386
Provisions	727	692	35	692
Miscellaneous payables and other non-current liabilities	1,225	1,532	(307)	1,539
TOTAL NON-CURRENT LIABILITIES (D)	40,425	40,303	122	40,356
CURRENT LIABILITIES
Current financial liabilities	6,306	6,259	47	6,267
Trade and miscellaneous payables and other current liabilities	9,210	10,682	(1,472)	10,942
Current income tax payables	182	1,259	(1,077)	1,260
Current liabilities sub-total	15,698	18,200	(2,502)	18,469
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	659	546	113	—
of a non-financial nature	270	349	(79)	—
	929	895	34	—

TOTAL CURRENT LIABILITIES (E)	16,627	19,095	(2,468)	18,469

TOTAL LIABILITIES (F=D+E)	57,052	59,398	(2,346)	58,825

TOTAL EQUITY AND LIABILITIES (C+F)	84,041	86,223	(2,182)	85,650

(1)	For purposes of comparison, the figures at December 31, 2008 have been restated by considering HanseNet Telekommunikation GmbH in Discontinued operations/Non-current assets held for sale.

Interim Report at September 30, 2009	38
Telecom Italia Group

Consolidated Statements of Cash Flows

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	1.707	1.737
Adjustments for:
Depreciation and amortization	4.178	4.272
Impairment losses (reversals) on non-current assets (including investments)	72	197
Net change in deferred tax assets and liabilities	549	(262)
Losses (gains) realized on disposals of non-current assets (including investments)	52	(26)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(49)	(53)
Change in employee benefits	(74)	301
Change in inventories	(5)	(56)
Change in trade receivables and net amounts due from customers on construction contracts	131	764
Change in trade payables	(1.215)	(1.243)
Net change in miscellaneous receivables/payables and other assets/liabilities	(1.534)	128
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	3.812	5.759

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(1.286)	(1.726)
Purchase of tangible assets on an accrual basis	(1.712)	(2.002)
Total purchase of intangible and tangible assets on an accrual basis	(2.998)	(3.728)
Change in amounts due to fixed asset suppliers	(281)	(309)
Total purchase of intangible and tangible assets on a cash basis	(3.279)	(4.037)
Acquisition of other investments	(4)	(1)
Change in financial receivables and other financial assets	(552)	(213)
Proceeds from sale of subsidiaries, net of cash disposed of	(12)	449
Proceeds from sale/repayment of intangible, tangible and other non-current assets	54	89
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(3.793)	(3.713)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	(1.017)	32
Proceeds from non-current financial liabilities (including current portion)	5.251	2.194
Repayments of non-current financial liabilities (including current portion)	(4.180)	(3.419)
Consideration paid for equity instruments	(11)	(27)
Share capital proceeds/reimbursements	—	1
Dividends paid	(1.050)	(1.665)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(1.007)	(2.884)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	30	(41)

AGGREGATE CASH FLOWS (E=A+B+C+D)	(958)	(879)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	5.226	6.204

Net foreign exchange differences on net cash and cash equivalents (G)	101	(30)

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	4.369	5.295

ADDITIONAL CASH FLOW INFORMATION:
(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008 Restated
Income taxes (paid) received	(1.629)	(387)
Interest expense paid	(2.541)	(2.704)
Interest income received	727	868
Dividends received	3	46

Interim Report at September 30, 2009	39
Telecom Italia Group

ADDITIONAL CASH FLOW INFORMATION:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008 Restated
Income taxes (paid) received	(1,629)	(387)
Interest expense paid	(2,541)	(2,704)
Interest income received	727	868
Dividends received	3	46

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:
(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents – from continuing operations	5,396	6,398
Bank overdrafts repayable on demand – from continuing operations	(190)	(276)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	20	82
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	5,226	6,204
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents – from continuing operations	4,440	5,585
Bank overdrafts repayable on demand – from continuing operations	(121)	(310)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	50	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	4,369	5,295

Interim Report at September 30, 2009	40
Telecom Italia Group

Consolidated Statement of Changes in Equity – January 1, to September 30, 2008

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in Capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses) including profit (loss) for the period	Total	Equity attributable to Minority Interest	Total equity
Balance at December 31, 2007	10,605	1,689	(12)	204	886	(52)	12,602	25,922	1,063	26,985
Change in accounting principles (IFRIC 13)							(4)	(4)		(4)
Adjusted balance at December 31, 2007	10,605	1,689	(12)	204	886	(52)	12,598	25,918	1,063	26,981

Changes in equity, January 1, to September 30, 2008
Dividends approved							(1,609)	(1,609)	(59)	(1,668)
Total comprehensive income for the period			4	11	(152)	13	1,743	1,619	(77)	1,542
Grant of equity instruments							1	1		1
Treasury shares	(14)						(13)	(27)		(27)
Change in the scope of consolidation									(117)	(117)
Other changes							3	3	6	9
Balance at September 30, 2008	10,591	1,689	(8)	215	734	(39)	12,723	25,905	816	26,721

Consolidated Statement of Changes in Equity – January 1, to September 30, 2009

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in Capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses) including profit (loss) for the period	Total	Equity attributable to Minority Interest	Total equity
Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	13,211	26,126	730	26,856
Change in accounting principles (IFRIC 13)							(31)	(31)		(31)
Adjusted balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	13,180	26,095	730	26,825

Changes in equity, January 1, to September 30, 2009
Dividends approved							(1,029)	(1,029)	(24)	(1,053)
Total comprehensive income for the period			6	(681)	628	(27)	1,165	1,091	146	1,237
Grant of equity instruments							1	1		1
Treasury shares	(6)						(5)	(11)		(11)
Other changes							(11)	(11)	1	(10)
Balance at September 30, 2009	10,585	1,689	(16)	(240)	883	(66)	13,301	26,136	853	26,989

Interim Report at September 30, 2009	41
Telecom Italia Group

Key Operating and Financial Data – The Business Units of the Telecom Italia Group

The data of the Telecom Italia Group is presented in this Interim Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

As a result of including HanseNet in Discontinued operations in the third quarter of 2009, the European BroadBand Business Unit is no longer presented. The other companies of that business unit have become part of Other operations. For purposes of comparison, the disclosure by operating segment for the periods under comparison have been appropriately restated:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)
(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	9 months to 9/30/2009	9 months to 9/30/2008	9 months to 9/30/2009	9 months to 9/30/2008	9 months to 9/30/2009	9 months to 9/30/2008	9/30 2009	12/31 2008
Domestic	16,233	17,119	7,712	7,573	4,298	4,187	2,418	2,646	60,298	61,816
Brazil	3,622	3,973	849	875	85	71	539	1,073	9,319	10,285
Media	162	210	(6)	(45)	(62)	(93)	40	34	821	967
Olivetti	219	252	(18)	(23)	(22)	(28)	3	2	1,101	1,194
Other operations	117	176	(4)	28	(20)	2	6	14	1,021	1,058
Adjustments and Eliminations	(165)	(210)	(7)	(10)	14	6	(8)	(41)	—	—
Consolidated total	20,188	21,520	8,526	8,398	4,293	4,145	2,998	3,728	72,560	75,320

Interim Report at September 30, 2009	42
Telecom Italia Group

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table:

	9/30/2009	12/31/2008	9/30/2008
DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	18,854	20,031	20,539
Physical accesses (Consumer +Business) at period-end (thousands)	16,358	17,352	17,786
Voice pricing plans (thousands)	5,451	5,834	5,919
BroadBand accesses in Italy at period-end (thousands)	8,567	8,134	7,914
of which retail (thousands)	6,921	6,754	6,610
Virgilio average daily page views during period (millions)	45.0	44.8	44.0
Virgilio average daily single visitors (millions)	3.1	2.5	2.4

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	109.3	109.3	106.8
- access and carrier network in optical fiber (millions of km - fiber)	3.9	3.9	3.9

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

Total traffic:
Minutes of traffic on fixed-line network (billions)	100.6	144.3	107.7
- Domestic traffic	86.6	125.3	93.7
- International traffic	14.0	19.0	14.0

DOMESTIC MOBILE
Number of lines at period-end (thousands)	31,921	34,797	35,274
of which prepaid lines (thousands) (1)	25,598	28,660	29,279
Change in lines (%)	(8.3)	(4.2)	(2.9)
Churn rate (2)	21.6	23.6	17.6
Total outgoing traffic per month (millions of minutes)	2,974	3,054	3,065
Total outgoing and incoming traffic per month (millions of minutes)	4,222	4,316	4,323
Average monthly revenues per line (3)	19.9	20.0	20.6

BRAZIL
Number of lines at period-end (thousands)	39,600	36,402	35,206

MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	3.0	3.1	3.1
La7 audience share Free to Air (analog mode) (last month of period, in %)	3.0	3.0	3.0

(1)	Excluding “not human” SIM.
(2)	The data refers to total lines. The churn rate for the period represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards and revenues from non-domestic traffic) as a percentage of the average number of lines.

Interim Report at September 30, 2009	43
Telecom Italia Group

The Business Units of the Telecom Italia Group

Domestic

•	The Business Unit

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

•	The structure of the Business Unit

The Domestic Business Unit is organized as follows:

(*)	Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., and Path.Net S.p.A..

As described in detail in the Half-Yearly Financial Report at June 30, 2009, the Telecom Italia Group has adopted the new “customer centric” organization.

The principal operating and financial data of the Business Unit is now reported according to two Cash-generating units (CGU) Core Domestic (made up by the Consumer, Business, Top, National Wholesale and Other segments) and International Wholesale (made up of the activities of the Telecom Italia Sparkle group).

•	Main operating and financial data

Key results for the third quarter and the first nine months of 2009 by the Domestic Business Unit, overall and by segment of clientele / business, compared to the corresponding periods of 2008 are presented in the following tables.

(millions of euros)	3rd Quarter 2009 (a)	3rd Quarter 2008 (b)	9 months to 9/30/2009 ( c )	9 months to 9/30/2008 (d)	Change %
					(a/b)	(c/d)	Organic (c/d)
Revenues	5,342	5,728	16,233	17,119	(6.7)	(5.2)	(5.4)
EBITDA	2,668	2,676	7,712	7,573	(0.3)	1.8	(1.8)
EBITDA margin (%)	49.9	46.7	47.5	44.2
EBIT	1,587	1,542	4,298	4,187	2.9	2.7	(2.4)
EBIT margin (%)	29.7	26.9	26.5	24.5
Capital expenditures	809	694	2,418	2,646	16.6	(8.6)
Headcount at period-end (number)			60,298	(1) 61,816		(2.5)

(1)	Headcount at December 31, 2008.

Interim Report at September 30, 2009	44
Telecom Italia Group

Core Domestic

(millions of euros)	3rd Quarter 2009 (a)	3rd Quarter 2008 (b)	9 months to 9/30/2009 ( c )	9 months to 9/30/2008 (d)	Change %
					(a/b)	(c/d)	Organic (c/d)
Revenues (1)	5,078	5,446	15,415	16,296	(6.8)	(5.4)	(5.5)
• Consumer	2,763	3,034	8,307	8,981	(8.9)	(7.5)	(7.5)
• Business	895	1,003	2,806	3,095	(10.8)	(9.3)	(9.3)
• Top	868	924	2,684	2,796	(6.1)	(4.0)	(4.0)
• National Wholesale	506	425	1,480	1,256	19.1	17.8	17.4
• Other	46	60	138	168	(23.3)	(17.9)
EBITDA	2,585	2,586	7,457	7,302	n.s.	2.1	(1.6)
EBITDA margin (%)	50.9	47.5	48.4	44.8
EBIT	1,536	1,483	4,138	4,005	3.6	3.3	(1.9)
EBIT margin (%)	30.2	27.2	26.8	24.6
Capital expenditures	795	673	2,373	2,547	18.1	(6.8)	(6.8)
Headcount at period-end (number)			59,011	(2) 60,539		(2.5)

(1)	The amounts indicated are net of infrasegment transactions.
(2)	Headcount at December 31, 2008.

As far as the impact on margins is concerned, the decline in revenues for the first nine months of 2009 against the first nine months of 2008 (-881 million euros) is largely compensated by a corresponding reduction in related costs (referring to the portion of revenues to be paid to other telecommunications operators and purchases of merchandise for resale).

For the third quarter of 2009, revenues amount to 5,078 million euros (5,446 million euros in the corresponding period of 2008) and post a reduction of 368 million euros compared to the third quarter of 2008 (-6.8%). In organic terms, such contraction is equal to 362 million euros (-6.6%).

In particular, as regards the market segments, for the first nine months of 2009, the following changes compared to the corresponding period of 2008 are noted:

•

Consumer: the reduction in revenues is 674 million euros (-7.5%) and is attributable to: lower access and fixed traffic revenues (-156 million euros, -8%) and outgoing Mobile traffic (-147 million euros, -12%) owing to the contraction of the customer base, the impact of the change in regulated interconnection rates, particularly income from termination on the mobile network which is down 124 million euros, of which 92 million euros is due to the effect of rates, the decrease in traditional value-added service revenues (messaging -51 million euros, -8%) and content revenues (-50 million euros, -25%) and the drop of product sales volumes (-220 million euros, of which -192 million euros refers to mobile devices). Such changes in the traditional business areas were in part offset by the growth of the customer base and broadband service revenues on the fixed network (+86 million euros, +13%) and mobile network (+51 million euros, +21%);

•

Business: the contraction in revenues (-289 million euros, -9.3%) is mainly due to the continuation of the economic difficulties encountered by the small and medium-sized business segment which adversely affected consumption. Both areas show marked reductions: Fixed, -11% compared to the corresponding period of 2008 but in line with the previous quarters, and Mobile, -8%. Nevertheless, the segment consolidated the stable gain in fixed internet revenues and the growth of mobile browsing revenues (+26% for the third quarter of 2009 compared to the same period of 2008);

•

Top: revenue performance (-112 million euros, -4.0%) is the outcome of three different factors: a strong growth in ICT solutions and packages (+15.2%) with an increase in market share from around 7% for the first nine months of 2008 to 11% for the first nine months of 2009, an improvement in the mobile area (up 1.4% for the third quarter of 2009) as well as the ongoing contraction of the fixed-line area, partly in connection with the economic environment and the consequent reduction of consumption by companies;

•

National Wholesale: the increase in revenues (+224 million euros, +17.8%; 17.4% in organic terms) is generated by the growth of the OLO (Other Licensed Operators) customer base on Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

Interim Report at September 30, 2009	45
Telecom Italia Group

International Wholesale

(millions of euros)	3rd Quarter 2009 (a)	3rd Quarter 2008 (b)	9 months to 9/30/2009 ( c )	9 months to 9/30/2008 (d)	Change %
					(a/b)	(c/d)	Organic (c/d)
Revenues	421	456	1,298	1,357	(7.7)	(4.3)	(5.4)
• of which third parties	280	305	875	895	(8.2)	(2.2)
EBITDA	86	93	270	280	(7.5)	(3.6)	(5.1)
EBITDA margin (%)	20.4	20.4	20.8	20.6
EBIT	52	59	167	181	(11.9)	(7.7)	(8.8)
EBIT margin (%)	12.4	12.9	12.9	13.3
Capital expenditures	16	21	47	99	(23.8)	(52.5)	(52.5)
Headcount at period-end (number)			1,287	(1) 1,277		0.8

(1)	Headcount at December 31, 2008.

For the first nine months of 2009, International Wholesale (Telecom Italia Sparkle group) reported revenues of 1,298 million euros, down 59 million euros compared to the first nine months of 2008 (-4.3%) owing to the reduction of revenues from voice services both in the captive market and with third parties. The positive performance of IP/Data, Multinational Corporations and Consulting businesses was in part offset by the above reduction in voice services.

For the third quarter of 2009, revenues are 421 million euros and post a reduction of 35 million euros compared to the third quarter of 2008 (-7.7%).

***

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues

Revenues of the Business Unit by technology and market segment are reported below:

	9 months to 9/30/2009			9 months to 9/30/2008			Change %
(millions of euros) Market segment	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)
Consumer	8,307	3,776	4,755	8,981	3,973	5,283	(7.5)	(5.0)	(10.0)
Business	2,806	1,861	989	3,095	2,080	1,074	(9.3)	(10.5)	(7.9)
Top	2,684	2,140	613	2,796	2,226	614	(4.0)	(3.9)	(0.2)
National Wholesale	1,480	2,028	119	1,256	1,684	76	17.8	20.4	56.6
Other (support structures)	138	141	20	168	116	38
Total Core Domestic	15,415	9,946	6,496	16,296	10,079	7,085	(5.4)	(1.3)	(8.3)
International Wholesale	1,298	1,298		1,357	1,357		(4.3)	(4.3)
Eliminations	(480)	(280)		(534)	(308)
Total Domestic	16,233	10,964	6,496	17,119	11,128	7,085	(5.2)	(1.5)	(8.3)

(*)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Interim Report at September 30, 2009	46
Telecom Italia Group

Fixed Telecommunications

For the first nine months of 2009, revenues of the fixed telecommunications area amount to 10,964 million euros and decreased by 164 million euros (-1.5%) compared to the corresponding period of the prior year. At the organic level, the change in revenues is a reduction of 198 million euros (-1.8%).

At September 30, 2009, the number of retail voice accesses is around 16.4 million (-994,000 accesses compared to December 31, 2008). The wholesale customer portfolio increased and at September 30, 2009 reached approximately 5.9 million accesses (+953,000 accesses against December 31, 2008). The overall access market recorded basic stability compared to December 2008.

The total broadband portfolio at September 30, 2009 is equal to 8.6 million accesses (+433,000 accesses compared to December 31, 2008), of which retail is 6.9 million and wholesale is 1.7 million.

The following chart shows the trend of revenues in the major business areas:

Retail Voice

(millions of euros)		9 months to 9/30/2009%		9 months to 9/30/2008%	Change
					amount	%
Traffic	2,059	40.1	2,357	41.4	(298)	(12.6)
Accesses	2,641	51.4	2,782	48.9	(141)	(5.1)
VAS voice services	156	3.0	196	3.5	(40)	(20.4)
Telephone products	284	5.5	353	6.2	(69)	(19.5)
Total Retail Voice	5,140	100.0	5,688	100.0	(548)	(9.6)

Retail voice revenues, in all market segments, show an ongoing reduction in the customer base and traffic volumes due to the competitive environment in which the company operates. Combined with this is a reduction of regulated fixed-mobile termination rates and the discontinuance of certain mandatory or voluntary Premium services offered by the company: in fact, VAS service revenues decreased by 40 million euros compared to the corresponding period of 2008. The economic impact in terms of lower revenues from accesses (-141 million euros), despite the increase in subscriber charges which came into effect on February 1, 2009 for the domestic business, is nevertheless compensated by the expansion of national wholesale services (+134 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Interim Report at September 30, 2009	47
Telecom Italia Group

Internet

(millions of euros)		9 months to 9/30/2009%		9 months to 9/30/2008%	Change
					amount	%
Total Internet	1,263	100.0	1,208	100.0	55	4.6
of which content/portal	100	7.9	81	6.7	19	23.5

Revenues from internet are 1,263 million euros, up 55 million euros compared to the first nine months of 2008. The Narrowband component continues to decline and now represents only 2% of total revenues. The total domestic retail broadband access portfolio in the domestic market reached 6.9 million accesses, growing 167,000 compared to the end of 2008. Flat-rate packages now account for 81.5% of the total retail broadband customer portfolio (77% at year-end 2008). IPTV services continue to gain ground in the Consumer market (the portfolio has 405,000 customers, +76,000 compared to the end of 2008) and the Virgilio portal Web packages and activities grew. The Alice Casa offering has a portfolio of 488,000 customers (+370,000 compared to December 31, 2008) and accounts for 7.1% of the broadband portfolio compared to 1.7% at December 2008.

Business Data

(millions of euros)		9 months to 9/30/2009%		9 months to 9/30/2008%	Change
					amount	%
Leased lines	140	11.5	152	12.5	(12)	(7.9)
Data transmission	376	30.8	415	34.1	(39)	(9.4)
Data products	140	11.4	143	11.7	(3)	(2.1)
ICT	566	46.3	508	41.7	58	11.4
Total Business Data	1,222	100.0	1,218	100.0	4	0.3

Revenues of the Business Data area rose by 4 million euros (+0.3%) compared to the first nine months of 2008. The growth in the packages offered for ICT services and products is especially notable and those revenues increased by 57 million euros (+11.2%), above all in the services area which grew by 17.5%.

Wholesale

	9 months to 9/30/2009		9 months to 9/30/2008		Change
		%		%	amount	%
National Wholesale	2,124	69.5	1,785	64.6	339	19.0
International Wholesale (*)	933	30.5	978	35.4	(45)	(4.6)
Total Wholesale	3,057	100.0	2,763	100.0	294	10.6

(*)	Includes sales to the third-party market and domestic Mobile Telecommunications.

The customer portfolio of Telecom Italia’s wholesale division reached about 6.2 million accesses for voice services and 1.6 million for broadband services at the end of September 2009.

On the whole, revenues from national wholesale services show an increase of 339 million euros (+19.0%) compared to the corresponding period of 2008. The change in wholesale revenues is related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications

Mobile telecommunications revenues for the first nine months of 2009 total 6,496 million euros, down 589 million euros (-8.3%) compared to the first nine months of 2008. This decline is due to:

•	the contraction of traditional value-added services (text messaging) and relative to the sale of content;

•	the change in regulated interconnection rates;

•	the reduction in the sales volume of handsets.

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Telecom Italia Group

At September 30, 2009, the number of Telecom Italia mobile lines is about 31.9 million. The reduction compared to December 31, 2008 can be attributed to greater selectivity in the sales policy focusing on higher-value customers (as well as the cessation of silent lines). This strategy is confirmed by the number of postpaid lines which reached about 20% of total lines compared to about 17% at December 31, 2008.

The following chart summarizes the trend of the main types of revenues.

Outgoing Voice

Outgoing voice revenues total 3,508 million euros, down 203 million euros (-5.5%) compared to the same period of 2008, mainly as a result of the reduction in the customer base.

Incoming Voice

Incoming voice revenues of 1,152 million euros record a decrease of 129 million euros (-10.1%) compared to the same period of 2008, principally due to the reduction of termination prices on the mobile network and marginally also to the above-mentioned contraction in the customer base.

Value-Added Services (VAS)

Value-added services (VAS) revenues amount to 1,497 million euros and fell by 5.6% compared to the first nine months of 2008. Such contraction is primarily attributable to VAS content (ring tones, logos and games) following a drop in the usage of such services caused by the general economic situation. The ratio of VAS revenues to revenues from services is about 24%, in line with the 2008 average.

Handset Sales

Handset sales revenues are 339 million euros, down 169 million euros compared to the first nine months of 2008. The reduction is due to a decrease in the total quantities sold owing to a more selective sales policy that rationalizes the product portfolio and focuses on quality (higher percentage of advanced handsets and devices using mobile internet) and also to the margins on these same handsets and devices.

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Telecom Italia Group

EBITDA

EBITDA amounts to 7,712 million euros, an increase of 139 million euros compared to 2008 (+1.8%). The EBITDA margin is 47.5%, an increase of 3.3 percentage points compared to the corresponding period of 2008. The organic change in EBITDA compared to the first nine months of 2008 is a negative 145 million euros (-1.8%) with an EBITDA margin of 47.8% (46.1% in the same period of 2008). Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
HISTORICAL EBITDA	7,712	7,573	139
Effect of translation of foreign currency financial statements		5	(5)
Non-organic (income) expenses	56	335	(279)
Mobility expenses under Law 223/91	—	287
Disputes and settlements	47	37
Other expenses, net	9	11
COMPARABLE EBITDA	7,768	7,913	(145)

With regard to changes in costs, the following are noted:

•

acquisition of goods and services total 6,064 million euros, with a reduction of 785 million euros (-11.5%) compared to the same period of 2008. The change is mainly due to a decrease in the amount to be paid to other operators, partly following the reduction in the termination rates of voice calls on the network of other operators from the fixed and mobile network, and lower purchases of products for resale, in addition to keeping commercial expenses in check, particularly those related to customer acquisition. Such decrease is connected with the Group’s strategy of focusing on higher-value customers;

•

employee benefits expenses of 2,440 million euros decreased by 290 million euros compared to the corresponding period of 2008. In fact, for the first nine months of 2008, expenses and accruals had been provided for 287 million euros in connection with the mobility procedure under Law 223/91. Excluding such effect, employee benefits expenses recorded a decrease of 3 million euros; the contraction in the average headcount (-2,313 compared to the same period of 2008) is mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and estimated TLC labor contract expenses for the current year.

For the third quarter of 2009, EBITDA is 2,668 million euros and basically in line with EBITDA for the third quarter of 2008 (-8 million euros; -11 million euros in organic terms).

EBIT

EBIT is 4,298 million euros with an increase of 111 million euros (+2.7%) compared to the corresponding period of 2008. The EBIT margin is 26.5% (24.5% for the first nine months of 2008).

EBIT performance can be attributed, apart from the factors commented under EBITDA, to lower depreciation and amortization charges of 33 million euros and the fact that the first nine months of 2008 had benefited from gains recognized on the sale of properties for 25 million euros while for the first nine months of 2009, a loss of 39 million euros was recorded on the divestiture of the credit management platform for the fixed consumer clientele which, in light of the new organizational structure and the continuance of the fixed-mobile convergence process, is now no longer considered usable.

The organic change in EBIT is a negative 106 million euros (-2.4% compared to the corresponding period of 2008). The EBIT margin is 27.1% (26.2% for the first nine months of 2008). Details are as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
HISTORICAL EBIT	4,298	4,187	111
Effect of translation of foreign currency financial statements		2	(2)
Non-organic (income) expenses	95	310	(215)
Non-organic (income) expenses already described under EBITDA	56	335
Non-recurring gains on sale of properties		(25)
Loss on intangible assets	39
COMPARABLE EBIT	4,393	4,499	(106)

Interim Report at September 30, 2009	50
Telecom Italia Group

For the third quarter of 2009, EBIT is 1,587 million and increased by 45 million euros compared to the third quarter of 2008 (+2.9%) and by 33 million euros in organic terms (+2.1%).

Capital expenditures

Capital expenditures total 2,418 million euros, down 228 million euros compared to the same period of 2008. The percentage of capital expenditures to revenues is 14.9% (15.5% for the first nine months of 2008). That reduction is largely due to lower commitments associated with handset packages (either rented or in connection with multi-year contracts) and the optimization and the rationalization of capital expenditures for the BroadBand Access network, Core Platform and Control, Service and Application Platform.

Headcount

Headcount is 60,298, with a reduction of 1,518 compared to December 31, 2008.

***

•	Main changes in the regulatory framework

Retail fixed markets

By resolution 379/09/CONS dated July 9, 2009, AGCom submitted the deregulation of the retail markets of international calls from a fixed location for public consultation and notified the European Commission. The European Commission did not raise objections and, consequently, by the end of the year AGCom’s final decision will be published confirming the consultation document.

In July 2009, another conclusion was reached on the public consultation begun by AGCom, under resolution 315/09/CONS, on the proposal for the deregulation of the retail market of rented lines that will be communicated to the European Commission in November. The Commission’s opinion and the publication of the final measure are expected by the end of the year.

Last September 20, by Resolution 525/09/CONS, AGCom began a public consultation on the subject of the proposal of the Measure inherent to the definition of the regulatory obligations relative to the retail and wholesale access markets. In reference to the retail access market, the Authority proposed a series of measures for the purpose of reducing regulatory pressure on the retail markets and, in particular, a proposal was put forth to revoke the application of the price cap mechanism used for controlling residential and business subscriber charges. A proposal was also put forward to keep Telecom Italia’s obligation to provide Wholesale Line Rental service only in the areas where disaggregated access services are not offered, with a price calculated according to the Network Cap method instead of the current retail-minus regime. The consultation will end this November 2 and it is believed that the final measure will be published by the end of 2009.

Wholesale fixed markets

Under the same Resolution 525/09/CONS, AGCom confirms the current regulatory system relative to the wholesale access obligations to the copper infrastructure (unbundling and bitstream) whereas, with regard to the determination of prices, it proposes the change to a network cap mechanism in place of the current orientation to cost. Furthermore, Resolution 525/09/CONS proposes some obligations for the access market to the new generation networks and, in particular, for access to dark fiber and infrastructures.

Broadband access services (Bitstream)

The Bitstream Reference Offer for 2009, published by Telecom Italia on June 18, 2009, under which Telecom Italia reduced the monthly charge for ADSL access from 8.50 euros/month to 8.07 euro/month, is awaiting approval by AGCom.

Mobile market

Number Portability

By order of the Council of State 07029/2009, the effects of the rulings 5769/2009 and 5781/2009 by the TAR of Lazio concerning the regulations for number portability under Resolution 78/08/CIR were suspended. The Authority therefore requested the operators to implement the dispositions covered by the Resolution (which called for, among other things, the ban on canceling requests, 3-day portability processing and a change in the daily capacity of requests).

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Telecom Italia Group

Brazil

•	The Business Unit

The Telecom Italia Group operates in the mobile and fixed telecommunications markets in Brazil through the Tim Brasil group, which offers mobile services using UMTS, GSM and TDMA technologies.

•	The structure of the Business Unit

The Tim Brasil group is organized as follows:

•	Main operating and financial data

Key results for the third quarter and the first nine months of 2009 compared to the corresponding periods of 2008 are presented in the following table.

	(millions of euros)				(millions of Brazilian reais)
					3rd Quarter	3rd Quarter	9 months to	9 months to	Change %
	3rd Quarter 2009	3rd Quarter 2008	9 months to 9/30/2009	9 months to 9/30/2008	2009 (a)	2008 (b)	9/30/2009 (c)	9/30/2008 (d)	(a/b)	(c/d)	(c/d) organic
Revenues	1,323	1,436	3,622	3,973	3,554	3,596	10,275	10,178	(1.2)	1.0	1.0
EBITDA	322	354	849	875	869	890	2,410	2,241	(2.4)	7.5	11.5
EBITDA margin (%)	24.5	24.7	23.5	22.0	24.5	24.7	23.5	22.0
EBIT	48	73	85	71	135	189	242	183	(28.6)	32.2
EBIT margin (%)	3.8	5.3	2.4	1.8	3.8	5.3	2.4	1.8
Capital expenditures	251	249	539	1,073	687	611	1,530	2,749	12.4	(44.3)
Headcount at period-end (number)			9,319	(1) 10,285			9,319	(1) 10,285		(9.4)

(1)	Headcount at December 31, 2008.

Revenues

Revenues total 10,275 million Brazilian reais, 97 million Brazilian reais higher than in the same period of 2008 (+1.0%). Product revenues grew from 737 million Brazilian reais for the first nine months of 2008 to 897 million Brazilian reais for the first nine months of 2009 (+21.7%). Service revenues went from 9,441 million Brazilian reais for the first nine months of 2008 to 9,378 million Brazilian reais for the first nine months of 2009 (-0.7%). In this category of service revenues, VAS revenues increased by 21.3% over the corresponding period of the prior year, sustained by the growth of data packages with broadband services and content services. The average monthly revenue per user (ARPU) is 28.0 Brazilian reais at September 2009 compared to 31.5 Brazilian reais at September 2008. It should be noted that in the last quarter of 2009 the principal sales indicators are basically stable thanks to the positive contribution of the postpaid customer base and the success of new prepaid plans.

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Telecom Italia Group

Total lines at September 30, 2009 are 39.6 million, up 12.5% compared to September 30, 2008 and 8.8% compared to December 31, 2008, corresponding to a 23.8% market share on lines.

For the third quarter of 2009, revenues total 3,554 million Brazilian reais (3,596 million Brazilian reais for the third quarter of 2008), with a decrease of 42 million Brazilian reais compared to the third quarter of 2008. This result reflects the progressive reduction in the contribution of incoming revenues due to the fixed-mobile substitution process and higher “on net”’ traffic developed by the plans offered by all the market operators.

EBITDA

EBITDA for the first nine months of 2009 is 2,410 million Brazilian reais which is 169 million Brazilian reais higher than the same period of the prior year (+7.5%). The EBITDA margin is 23.5%, up 1.5 percentage points over the first nine months of 2008. This result was achieved by designing efficiency measures aimed at generating resources to finance the Business Unit’s growth and the commercial relaunching of Tim Brasil. The cost components which grew compared to the previous nine months consequently refer to the expansion of the business.

During the first half of 2009, negotiations were concluded with Embratel regarding the dispute that began in 2005 over long-distance traffic and interconnection. The settlement produced a negative impact on EBITDA of 64 million Brazilian reais along with the recognition of amounts payable by Embratel that had been disputed and that had already been recorded in Tim Participações’ financial statements for 90 million Brazilian reais. In April 2009, following a burglary, an impairment loss was recorded on the San Paolo warehouse for 21 million Brazilian reais. The organic change in EBITDA compared to the same period of 2008 is +257 million Brazilian reais with an EBITDA margin of 24.3% (22.0% for the first nine months of 2008). Details are as follows:

(millions of Brazilian reais)	9 months to 9/30/2009	9 months to 9/30/2008	Change
HISTORICAL EBITDA	2,410	2,241	169
Costs for services associated with the settlement of a dispute	64		64
Other costs and expenses, net	24		24
COMPARABLE EBITDA	2,498	2,241	257

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totaling 5,818 million Brazilian reais are basically unchanged compared to the same period of 2008 (5,820 million Brazilian reais). The change particularly reflects an increase of 326 million Brazilian reais in commissions, sales commission, other sales costs and advertising and promotion costs (for a total of 1,515 million Brazilian reais for the first nine months of 2009 and 1,189 million Brazilian reais for the same period of 2008). Such increases were compensated by the reduction in the portion of revenues to be paid to other TLC operators for 397 million Brazilian reais (1,957 million Brazilian reais for the first nine months of 2009 and 2,354 million Brazilian reais for the same period of the prior year);

•

employee benefits expenses, amounting to 423 million Brazilian reais, decreased by 40 million Brazilian reais compared to the first nine months of 2008 (-8.6%) due to a variation in the composition and in the unit cost of the workforce. Average headcount went from 9,219 for the first nine months of 2008 to 9,091 for the first nine months of 2009. The percentage of employee benefits expenses to revenues is 4.1%, a decrease of 0.4 percent compared to the same period of 2008;

Interim Report at September 30, 2009	53
Telecom Italia Group

•

other operating expenses, amounting to 1,537 million Brazilian reais, decreased by 15.7% (1,824 million Brazilian reais for the first nine months of 2008) mainly as a result of better performance posted in the management of credits related to postpaid customers. Such expenses consist of the following:

(millions of Brazilian reais)	9 months to 9/30/2009	9 months to 9/30/2008	Change
Writedowns and expenses in connection with credit management	340	618	(278)
Accruals to provisions	50	72	(22)
Telecommunications operating fees and charges	539	523	16
Taxes on revenues	550	554	(4)
Indirect duties and taxes	32	33	(1)
Sundry expenses	26	24	2
Total	1,537	1,824	(287)

For the third quarter of 2009, EBITDA is 869 million Brazilian reais (890 million Brazilian reais for the third quarter of 2008), 2.4% lower compared to the same period of the prior year.

EBIT

EBIT amounts to 242 million Brazilian reais, 59 million Brazilian reais higher than in the first nine months of 2008. This increase is due to a higher contribution by the EBITDA margin compared to the first nine months of 2008, in part offset by higher amortization and depreciation charges of 101 million Brazilian reais mainly in connection with the 3G license purchased in the second quarter of 2008, capital expenditures in respect of the new UMTS network and preserving the capacity and quality of the 2G network.

The organic change in EBIT is a positive 147 million Brazilian reais compared to the same period of 2008 with a positive EBIT margin of 3.2% (1.8% for the first nine months of 2008). Details are as follows:

(millions of Brazilian reais)	9 months to 9/30/2009	9 months to 9/30/2008	Change
HISTORICAL EBIT	242	183	59
Non-organic expenses, net already described under EBITDA	88		88
COMPARABLE EBIT	330	183	147

For the third quarter of 2009, EBIT is 135 million Brazilian reais (189 million Brazilian reais for the third quarter of 2008), 28.6% lower compared to the same period of the prior year.

Capital expenditures

Capital expenditures amount to 1,530 million Brazilian reais, with a decrease of 1,219 million Brazilian reais compared to the same period of 2008, when the 3G license was purchased in April 2008 for 1,239 million Brazilian reais.

Headcount

Headcount is 9,319 at September 30, 2009, with a reduction of 966 compared to December 31, 2008 (10,285).

•	Commercial developments

For the first nine months of 2009, the relaunching of the positioning and the relative sales strategy of the Tim Brasil group were directed to:

•

brand strategy and positioning: the company has designed a communication format centered on three pivotal points: network coverage and quality, attractive rate packages and improved handset portfolios;

•

prepaid segment: Tim Brasil is improving the attractiveness of the “Infinity” plan, extending the “pay per call” concept to long-distance calls, thus spreading the community concept to the approximate 40 million customers in all the Brazilian states. The “Infinity” plan offers continuity to the growth of MOU (minutes of use) on a client base that represents more than 30% of the global prepaid base (11 million). Also with the aim of encouraging the use of the service, a prepaid refill incentive has been launched called “recarga imperdivel Tim”;

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Telecom Italia Group

•

business segment: the advertising campaign was created to publicize “Tim Empresa Simples” (Tim Simple Business), a converging plan in which mobile, fixed and broadband services are included in a single invoice. In September, “Liberty Empresas” was launched following the use of the community concept, with a monthly charge that gives the right to unlimited traffic (‘on net’ local and long-distance calls) and national roaming at no additional price;

•

Tim-Chip: beginning July, the clientele was offered the possibility of buying a new cell phone, receiving a discount on traffic. The strategy, which shifts the customer’s attention from the usual handset subsidy to Tim’s central service, offers the client more options and flexibility;

•

handset portfolio expansion with highly innovative features: products were launched such as “Samsung Galaxy” (the first cell phone with “Android”– Google’s mobile software) and the IPhone 3G. Tim is the leader in IPhones sales in the Brazilian market.

•	Other relevant information

On April 16, 2009, agreements were sealed between the Tim Brasil group and the Docas group for the indirect acquisition of control of Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission, through the merger by incorporation of the parent of Intelig (Holdco Participações Ltda) in Tim Participações S.A.

As a result of the merger, the Docas group will acquire an investment in the ordinary and preferred share capital of Tim Participações of up to 6.15% of each class of stock according to an exchange ratio that, in time, will be subject to verification and confirmation by a leading financial institution.

The closing of this transaction is subject to a series of conditions including the approval of the Brazilian National Regulatory Agency (Anatel), which was received on August 16, 2009, and the restructuring of the Intelig debt position with banks and former shareholders. The transaction must also be approved by the Antitrust Authority.

At this time, the approval of the Antitrust Authority is still pending and the debt restructuring has not been communicated by the Docas group.

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Telecom Italia Group

Media

•	The Business Unit

In 2008, the Telecom Italia Media group changed its organizational structure in order to establish a focused and specific presence over La7 and MTV as a result of the increase in the number of channels and products now on several platforms (Free to Air, Web, satellite and Mobile), as well as the specifics of the different editorial profiles. It was therefore decided to more visibly distinguish the attributions of responsibility between the two companies; consequently, beginning January 1, 2009, the manner of presenting the income statement results and financial position has also been revised so that three specific business segments have been identified as follows:

•	Telecom Italia Media S.p.A.: activities relating to La7 and the Telecom Italia Group’s Digital Content which develops and creates content for the IPTV, DVB-H and Web platforms;

•

MTV Group: activities relating to MTV broadcasting, the Playmaker production unit, the musical platforms via satellite, the Nickelodeon and Comedy Central satellite channels, MTV Mobile and multimedia (Web);

•	Network operator (TIMB - Telecom Italia Media Broadcasting): assets for the management of the Group’s analog and digital networks and hosting service on digital multiplexes.

•	The structure of the Business Unit

The Business Unit is organized as follows:

•	Main operating and financial data

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment and, in May 2009, as part of the actions designed to regain profitability as set out in the Industrial Plan, sold a 60% stake in Telecom Media News which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

Key results of the Business Unit for the third quarter and the first nine months of 2009 compared to the corresponding periods of 2008 are presented in the following table.

	3rd Quarter	3rd Quarter	9 months to	9 months to
	2009	2008	9/30/2009	9/30/2008	Change %
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	48	62	162	210	(22.6)	(22.9)
EBITDA	—	(10)	(6)	(45)		86.7
EBITDA margin (%)		(16.1)	(3.7)	(21.4)
EBIT	(15)	(24)	(62)	(93)	37.5	33.3
EBIT margin (%)	(31.2)	(38.7)	(38.3)	(44.3)
Capital expenditures	16	7	40	34	°	17.6
Headcount at period-end (number)			821	(1) 967		(15.1)

(1)	Headcount at December 31, 2008.

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Telecom Italia Group

The principal operating data of the “Pay-per-View” business sold, for the first nine months of 2008, and the data of the company Telecom Media News up to April 30, 2009 and for the first nine months of 2008 are as follows:

		9 months to	Change
(millions of euros)	1/1 - 4/30/2009	9/30/2008	amount	%
Revenues	3	61	(58)	(95.1)
EBITDA	(2)	(19)	17	89.5
EBIT	(2)	(20)	18	90.0

Tables and comments on the data for the first nine months of 2009 and the data restated for the first nine months of 2008, entirely excluding the results relating to the business segment sold (Pay-per-View) and the company Telecom Media News, are as follows:

	3rd Quarter	3rd Quarter	9 months to	9 months to
	2009	2009	9/30/2009	9/30/2008	Change %
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	48	50	159	157	(4.0)	1.3
EBITDA	—	(4)	(4)	(26)		84.6
EBITDA margin (%)		(8.0)	(2.5)	(16.6)
EBIT	(15)	(17)	(49)	(72)	11.8	31.9
EBIT margin (%)	(31.2)	(34.0)	(30.8)	(45.9)
Capital expenditures	16	7	40	33	°	21.2
Headcount at period-end (number)			821	(1) 856		(4.1)

(1)	Headcount at December 31, 2008.

Revenues

Revenues amount to 159 million euros, with an increase of 1.3% compared to 157 million euros for the first nine months of 2008. In greater detail:

•

revenues of Telecom Italia Media S.p.A. for the first nine months of 2009, before intragroup eliminations, amount to 81 million euros. This is an increase of 11 million euros (+15.7%) compared to the first nine months of 2008. Net advertising revenues show an improvement compared to the first nine months of 2008 (+3 million euros) and sales of Digital Content for Telecom Italia grew (+5 million euros). Revenues for 4 million euros are also included in respect of services rendered to Dahlia TV, an activity that was completed in the first half of 2009;

•

revenues of the MTV group, amounting to 68 million euros, before intragroup eliminations, are down 18.1% (-15 million euros) compared to the first nine months of 2008 (83 million euros). This result is attributable to lower net advertising revenues (-12 million euros) and, to a lesser extent, the decrease in revenues from other activities, offset only in part by higher revenues from the MTV Mobile operations (+3 million euros);

•

revenues relating to Network Operator activities, before intragroup eliminations, amount to 35 million euros, compared to 34 million euros for the first nine months of 2008. This result is principally due to higher revenues from the rental of bandwidths to third parties, offset in part by lower invoicing of digital bandwidth for the Pay-per-View activities that were sold to Dahlia TV at year-end 2008. The contract with Dahlia TV, which went through an experimental period in the first four months of 2009 in connection with the start-up phase, beginning from the second quarter, is now producing its full effects and has made it possible to recover and increase profitability.

For the third quarter of 2009, revenues total 48 million euros, a decrease of 2 million euros compared to the third quarter of 2008 (-4.0%).

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Telecom Italia Group

EBITDA

EBITDA amounts to -4 million euros (-26 million euros for the first nine months of 2008) and recorded a positive change of 22 million euros (+84.6%) compared to the first nine months of 2008.

EBITDA of Telecom Italia Media S.p.A. is -25 million euros, better by 24 million euros compared to the first nine months of 2008. The improvement for the period can be ascribed not only to higher revenues but also to lower La7 programming costs for 13 million euros, mainly concentrated in the entertainment sector (-8 million euros).

EBITDA of the MTV Group, equal to about 7 million euros, shows a reduction of 3 million euros. To deal with the fall in advertising, MTV initiated a program for the reorganization of the company as early as the end of the first quarter. This program has led to cost savings of 12 million euros which are mainly concentrated in production activities and has made it possible to minimize the impact of the reduction of revenues on EBITDA.

EBITDA relating to Network Operator activities is a positive 13 million euros and higher by 1 million euros compared to the first nine months of 2008; such increase is entirely attributable to the increase in revenues previously mentioned.

For the third quarter of 2009, EBITDA is basically a breakeven and posts an improvement of 4 million euros compared to the third quarter of 2008.

EBIT

EBIT amounts to -49 million euros (-72 million euros for the first nine months of 2008), with an improvement of 23 million euros. The change, besides the aforementioned improvement in EBITDA, can essentially be ascribed to lower amortization and depreciation charges (-2 million euros) relating to the user rights of digital frequencies, the useful life of which was extended starting from the second half of 2008 after the introduction of changes in the law.

For the third quarter of 2009, EBIT is a negative -15 million euros and records an improvement of 2 million euros compared to the third quarter of 2008 (+11.8%).

Capital expenditures

Capital expenditures overall amount to 40 million euros (33 million euros for the first nine months of 2008). Such expenditures refer to Telecom Italia Media S.p.A. and the MTV group, respectively for 21 million euros and 4 million euros, mostly for the acquisition of television rights extending beyond one year (21 million euros). Capital expenditures of the Network Operator (15 million euros) regard the acquisition of infrastructures for the expansion of the digital network.

Headcount

Headcount is 821 at September 30, 2009, with a reduction of 35 compared to December 31, 2008 and includes 79 people with temp work contracts (75 at December 31, 2008).

•	Main changes in the regulatory framework

While the EU Commission expressed satisfaction with the reforms introduced by Law 101 dated June 6, 2008 in respect of the Gasparri Law and resulting Consolidation Law on Broadcasting, it however found the plan for the assignment of bandwidth inadequate and recommended an increase in the number of frequency resources (digital dividends) earmarked for auction to allow new players to enter the market

In response to the Commission’s latest conclusions, in resolution 181/09/CONS, transposed into primary regulation by the Community Law 2008, the Authority established the national criteria for the complete digitalization of terrestrial television broadcasting networks. At this time, a national dividend of five DVBT television networks is anticipated which will be auctioned in two parts, the first for three networks and the second for the other two.

AGCOM has begun, but has not yet concluded, the public consultation on the criteria for the auction of the digital dividends. The text of the consultation presents a series of aspects for which changes have been requested since it believed that they do not comply with the actual law, including: (i) the ban on trading the bandwidth awarded and a change in control of the company which was awarded the bandwidth and (ii) the assimilation of TIMB to RAI and Mediaset, the only two analog operators notified as dominant, with the resulting exclusion from the auction for the first three networks.

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Telecom Italia Group

As part of the uncertainty of the regulatory framework, note should be taken of the failure to publish the National Bandwidth Assignment Plan (NBAP) which would be necessary for choosing the bandwidths that the Ministry is offering for all the areas considered for complete digitalization. The Telecom Italia Media group has indicated this critical area in all the competent offices.

Moreover, in the preceding months, the Network Operator of Telecom Italia Media group (Telecom Italia Media Broadcasting - TIMB), filed a petition with the competent Offices of the Ministry for Economic Development and Communications, to review in self-defense the procedure for the start of the proceedings for awarding the bandwidth for Valle d’Aosta, Western Piedmont and Trento Alto Adige. In these areas, the Ministry has planned to award only three bandwidths, instead of four, as expressly requested by TIMB in all the competent offices and as occurred in Sardinia. There was no reply to the petitions and as determined subsequently, the Ministry assigned TIMB the temporary user rights to the bandwidths with reference only to the three frequencies in Valle d’Aosta, Western Piedmont and Trento Alto Adige. In defense of its rights, at the end of October, the Telecom Italia Media group took legal action, in line with other operators, with a separate appeal to the President of the Republic.

***

•	Events subsequent to September 30, 2009

On November 3, 2009, the board of directors of Telecom Italia Media examined the offer received on the valuation of the Digital Assets of the Network Operator (TIMB). The offer presented some critical areas in the valuation of the individual MUXs and particularly the valuation of the first and second MUXs was considered inadequate, while the valuation of the other two MUXs was higher than expectations. Nevertheless, the offer did not contain bank guarantees with regard to the extension of the payment terms for the third and fourth MUXs.

The Telecom Italia Media board of directors, taking into account the critical areas mentioned above and having taken note that the recent changes in the law on the subject could grow the value of the above MUXs for Telecom Italia Media in the future, has decided to suspend the process for the sale of TIMB and call a new meeting by the end of the year for updating the Industrial Plan 2010-2012.

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Telecom Italia Group

Olivetti

•	The Business Unit

The Olivetti group mainly operates in the sectors of digital printing systems and ink-jet office products, in specialized applications for the banking field and commerce and in information systems managing forecast games, electronic voting and e-government. It also develops and manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems – MEMS and industrial applications) and is also present with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. The market of the Business Unit is focused mainly in Europe, Asia and South America.

•	The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

•	Main operating and financial data

Key results of the Business Unit for the third quarter and the first nine months of 2009 compared to the corresponding periods of 2008 are presented in the following table:

(millions of euros)	3rd Quarter 2009 (a)	3rd Quarter 2008 (b)	9 months to 9/30/2009 ( c )	9 months to 9/30/2008 (d)	Change %
					(a/b)	(c/d)
Revenues	66	72	219	252	(8.3)	(13.1)
EBITDA	(6)	(11)	(18)	(23)	45.5	21.7
EBITDA margin (%)	(9.1)	(15.3)	(8.2)	(9.1)
EBIT	(7)	(12)	(22)	(28)	41.7	21.4
EBIT margin (%)	(10.6)	(16.7)	(10.0)	(11.1)
Capital expenditures	1	1	3	2	—	°
Headcount at period-end (number)			1,101	(1) 1,194		(7.8)

(1)	Headcount at December 31, 2008.

Revenues

Revenues amount to 219 million euros for the first nine months of 2009, down 33 million euros compared to the first nine months of 2008.

As far as products are concerned, revenues decreased for the first nine months of 2009 by about 12% compared to the same period of 2008, partly as a result of lower sales volumes owing to the difficult economic scenario. The highest declines occurred in European markets, particularly in Spain and in Great Britain where the Pound sterling decreased significantly in value.

With regard to ink-jet products, the 33% reduction in revenues is due to lower sales of fax machines, multifunction printers and accessories.

Printers for banking counter applications, the segment in which Olivetti is the market leader, posted a decrease in revenues due to the contraction of Middle East markets, particularly Iran: quantities sold are expected to drop by 10% for the full year. The supply of counter printers to the Italian post office company, Poste Italiane S.p.A., continued in 2009.

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Telecom Italia Group

The sales of fiscal tax registers recorded a considerable decline in volumes compared to the first nine months of 2008 which had benefited from the order to replace installed machines owing to the so-called “seven-year period”, that is, the average period over which the fiscal memory inserted in the products becomes depleted.

In the first nine months of 2009 as compared to the corresponding period of 2008, professional office products, copiers and relative accessories posted a sharp reduction in terms of sales volumes in the black and white copier segment (-27%) and in the color copier segment (-7%), with a 9% average price reduction.

In 2009, installations began, to date more than 3,200, on an important project in cooperation with Telecom Italia S.p.A., for the supply of specialized terminals for payments/services for authorized tobacconists in Italy.

Since the end of June, Olivetti’s product catalog has been enhanced with the start of the ‘Supply Chain’ activity. This activity centers on the supply of Data Cards, Netbooks and Notebooks to Telecom Italia S.p.A. and the foreign market. For the third quarter of 2009, in particular, revenues from the Parent were over 5 million euros.

For the third quarter of 2009, revenues amount to 66 million euros (72 million euros for the third quarter of 2008). This is a reduction of -8.3% compared to the third quarter of 2008, with a decisive turnabout in the trend recorded in the two previous quarters (-15.5% in the second quarter of 2009 compared to the same period of 2008 and -14.5% in the first quarter of 2009 compared to the same period of 2008).

EBITDA

EBITDA is a negative 18 million euros, with an improvement of 5 million euros compared to the first nine months of the prior year. The lower margin connected with the fall in revenues was absorbed by a significant reduction in fixed overheads, an outgrowth of the effects of the reorganization. Considering also the impact of exchange rate fluctuations on sales in foreign currency to customers outside the EU and on purchases of merchandise and products in foreign currencies, the change in the U.S. dollar rate against the euro adversely affected EBITDA by 3 million euros. If the foreign exchange effect is not considered, the comparison with the first nine months of 2008 would be an improvement of another 3 million euros.

For the third quarter of 2009, EBITDA is a negative 6 million euros (a negative 11 million euros for the third quarter of 2008), with an improvement of 5 million euros over the same period of the prior year.

EBIT

EBIT is a negative 22 million euros, better by 6 million euros over the first nine months of the prior year.

For the third quarter of 2009, EBIT is a negative 7 million euros, improving by 5 million euros compared to the third quarter of 2008.

Capital expenditures

Capital expenditures amount to 3 million euros, an increase of 1 million euros compared to the same period of 2008.

Headcount

Headcount is 1,101 (1,008 in Italy and 93 abroad) at September 30, 2009, a decrease of 93 compared to December 31, 2008 (1,194, of whom 1,088 in Italy and 106 abroad).

•	Commercial developments

In July 2009, Olivetti presented the new “Documental Hub” offering which proposes a series of solutions and services for the digital management of corporate documents to the world of companies and the Public Administration. Available in the “on demand” mode through the Telecom Italia Data Centers, the offering not only makes it possible to dematerialize paper flows but also makes advanced services available such as the digital signature (also through cell phones), digital filing in accordance with law and electronic invoicing without the need of having one’s own dedicated IT structure.

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Telecom Italia Group

•	Events subsequent to September 30, 2009

In October 2009, in Ivrea, Olivetti inaugurated the headquarters of Advalso, the company created to expand IT assistance and support services for Olivetti and Telecom Italia clients in the ICT and TLC sectors, and guarantee the highest level of quality. Through this new center, alongside the center in Carsoli, Advalso is able to manage the entire customer assistance process, from the execution of standard help desk services to the most advanced technical support and back office services for all the Group’s solutions, up to the development of solutions to support company business. With its 360-degree expertise in the IT sector, the new Advalso center is the benchmark services center for Olivetti’s new “Documental Hub” offering for document management, a market in Italy estimated to be worth approximately 1.5 billion euros.

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Telecom Italia Group

International Investments

BBNed Group

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V..

BBNed Group

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	Change
			amount	%
Revenues	66	62	4	6.5
EBITDA	10	7	3	42.9
EBITDA margin (%)	15.2	11.3
EBIT	(5)	(9)	4	44.4
EBIT margin (%)	(7.6)	(14.5)
Capital expenditures	5	13	(8)	(61.5)

The key results for the first nine months of 2009 can be summarized as follows:

•

revenues amount to 66 million euros, 4 million euros higher than for the first nine months of 2008 (+6.5%), thanks to a greater contribution of revenues from retail ADSL services. The customer portfolio, standing at about 160,000, is some 6,000 lower compared to December 31, 2008, but approximately 2,000 higher compared to September 30, 2008;

•	EBITDA is 10 million euros, with an increase of 3 million euros (+42.9%) over the first nine months of 2008. The EBITDA margin is 15.2% compared to 11.3% for the first nine months of 2008;

•	EBIT is a negative 5 million euros, compared to a negative 9 million euros for the first nine months of 2008;

•	capital expenditures total 5 million euros, 8 million euros lower than for the first nine months of 2008;

•	headcount is 375 at September 30, 2009, a reduction of 32 versus December 31, 2008 and includes 26 people with temp work contracts (61 at December 31, 2008).

•	Commercial developments

The confirmation of the promotional policies on the DSL market was a distinguishing feature of the competitive scenario during the third quarter of 2009. In the fiber sector, the joint venture between the incumbent (KPN) and the Reggefiber group continued to cover the territory in a selective manner in some cities of the country, posting growth, though limited, in the commercial penetration of the offering. Cable operators responded with aggressive sales policies also making the most of the introduction of EURODocsis 3.0 technology which allows greater connection speed compared to previous offers.

In this environment, BBNed, the Dutch subsidiary of the Group, retained its positioning as an active operator in the different markets, retail and wholesale, and customer segments (the business segment with the BBeyond brand and the consumer segment with the Alice and InterNLnet brands). Further development efforts were given to the technological evolution of network infrastructures and the rationalization of IT systems. Finally, the focus continued on improving the margins of rate plans, on loyalty and retention, on operating efficiency and, at the same time, on control over costs and the assessment of the return on investments.

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Telecom Italia Group

Other Investments Accounted for Using the Equity Method

•	Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At September 30, 2009, land lines in service (including installed public telephones) are about 4,347,000, a slight increase compared to December 31, 2008 (4,299,000).

As regards BroadBand, accesses total approximately 1,170,000, growing 13% compared to the end of 2008 (1,032,000).

In the mobile business, the customer base of the group reached approximately 15,758,000 customers at September 30, 2009 (of which, more than 11% in Paraguay), with an increase of about 10% compared to year-end 2008 (14,375,000). The number of postpaid customers increased by more than 2% compared to the end of December 2008 and continues to account for about 30% of the total customer base. Migration of mobile customers from TDMA, which was still used by only a small number in Paraguay at December 31, 2008, to GSM technology was completed during the period and is now used by 100% of customers.

•	ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile telecommunications, internet and data transmission in Cuba. At September 30, 2009, the number of land lines in service (including installed public telephones) is 1,108,300, a slight increase compared to December 31, 2008 (1,088,100). Of the lines in service, 51,800 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at September 30, 2009, the number of internet and data customers has reached 27,100, 5% more than at year-end 2008 (25,800).

In the mobile telephony business, the customer base is close to 546,000 at September 30, 2009, with an increase of almost 65% compared to December 31, 2008 (331,700). The number of customers with prepaid contracts constitutes more than 94% of the client base and is equal to 515,300 (303,600 at December 31, 2008). The performance for the period still benefits from the considerable reductions in activation charges which took place on December 11, 2008 and on May 18, 2009.

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Telecom Italia Group

Discontinued operations/Non-Current Assets Held for Sale

The following is a reconciliation of the Profit (loss) from Discontinued operations/Non-current assets held for sale, with an indication of the principal economic and financial data of the German broadband operator, HanseNet.

(millions of euros)			9 months to 9/30/2009	9 months to 9/30/2008	Change
					amount	%
Economic impacts of HanseNet:
Revenues			858	899	(41)	(4.6)
EBITDA			196	185	11	5.9
EBITDA margin (%)			22.8	20.6
EBIT			—	19	(19)	°
EBIT margin (%)				2.1
Financial income and expenses			(20)	(22)	2
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			(20)	(3)	(17)
Income tax expenses			1	(2)	3
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A	)	(19)	(5)	(14)

Other economic impacts:
Writedown of goodwill allocated to HanseNet			(540)	—	(540)
Net impact correlated to the Liberty Surf group			—	(28)	28
	(B	)	(540)	(28)	(512)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B	)	(559)	(33)	(526)

Comment on the principal economic data of HanseNet - BroadBand activities in Germany:

Revenues

Revenues relating to business conducted in Germany, totaling 858 million euros, post a decrease of 4.6% compared to the first nine months of 2008 (-41 million euros). The reduction is largely due to the minor contribution to revenues by AOL clients (BroadBand resale and NarrowBand) and wholesale customers on the platform of the incumbent, Deutsche Telekom (DT). Such decrease was only compensated in part by higher revenues from unbundled accesses and mobile service. The broadband customer portfolio in Germany at September 30, 2009 is about 2.3 million accesses, a figure basically in line with that at December 31, 2008 and at September 30, 2008.

EBITDA

EBITDA is 196 million euros and posts an increase of 11 million euros (+5.9%) compared to the first nine months of 2008. The EBITDA margin is 22.8% against 20.6% for the first nine months of 2008.

As far as costs are concerned, the following is noted in particular:

•

acquisition of goods and services, amounting to 580 million euros, decreased by 9.2% compared to the first nine months of 2008 (-59 million euros). The reduction is principally due to the lower impact of advertising and promotion expenses, commercial costs (thanks also to the acquisition of new customers with 2-year minimum contracts, the costs of which, 26 million euros for the first nine months of 2009 and 3 million euros in the corresponding months of 2008, are capitalized) and outsourced customer care costs, whereas interconnection costs with other operators increased in connection with the growth of unbundled Alice customers;

•

employee benefits expenses, for 75 million euros, decreased by 6 million euros compared to the first nine months of 2008 (-7.4%) thanks to the reduction in the average headcount (from 2,571 in the first nine months of 2008 to 2,231 in the same period of 2009).

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Telecom Italia Group

EBIT

EBIT is zero; for the first nine months of 2008 EBIT was a positive 19 million euros.

The decline in EBIT is basically due to higher amortization and depreciation charges (+31 million euros) owing to significant investments in network infrastructures and supporting computer systems made between 2007 and 2008 and also the capitalization of costs incurred for the acquisition of customers with 2-year minimum contracts.

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Telecom Italia Group

Related party transactions

At September 30, 2009 there are no significant transactions with related parties, including intragroup transactions, which are nonrecurring or unusual / atypical in nature.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

The figures in the separate consolidated income statements and consolidated statements of cash flows for the first nine months of 2009 are compared to those of the first nine months of 2008, while the figures in the consolidated statements of financial position at September 30, 2009 are compared to those at December 31, 2008 (Historical restated).

The effects on the individual line items of the separate consolidated income statements for the first nine months of 2009 and 2008 are as follows:

		Related parties
SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 months to 9/30/2009 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
Revenues	20.188	138	21	575			734	(25)	709	3,5
Other income	184	2		3			5		5	2,7
Acquisition of goods and services	8.362	70	4	413			487	(97)	390	4,7
Employee benefits expenses	2.737			3	73	11	87		87	3,2
Finance income	2.206			47			47		47	2,1
Finance expenses	3.838	24		183			207		207	5,4
Profit (loss) from Discontinued operations/Non-current assets held for sale				(72)			(72)
(*) Other related parties through directors, statutory auditors and key managers.

		Related parties
SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 months to 9/30/2008 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
Revenues	21.520	112	15	662			789	(21)	768	3,6
Other income	215	2	4	5			11		11	5,1
Acquisition of goods and services	9.453	87	21	459			567	(77)	490	5,2
Employee benefits expenses	3.088			3	71	29	103		103	3,3
Finance income	1.795	1		86			87		87	4,8
Finance expenses	3.738	25		35			60		60	1,6
Profit (loss) from Discontinued operations/Non-current assets held for sale				(57)			(57)		(1)
(*) Other related parties through directors, statutory auditors and key managers.

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Telecom Italia Group

The effects on the individual line items of the consolidated statements of financial position at September 30, 2009 and at December 31, 2008 (Historica restated) are as follows:

		Related parties
CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 9/30/2009 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	(1,692)			(102)			(102)		(102)	6.0
Securities other than investments (current assets)	(1,447)			(1)			(1)		(1)	0.1
Financial receivables and other current financial assets	(930)			(13)			(13)		(13)	1.4
Cash and cash equivalents	(4,440)			(98)			(98)		(98)	2.2
Discontinued assets/Non-current asses held for sale of a financial nature	(49)
Non-current financial liabilities	37,099	216		258			474		474	1.3
Current financial liabilities	6,306	114		416			530		530	8.4
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	659
Total net financial debt	35,506	330		460			790		790	2.2

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	792	27					27		27	3.4
Trade and miscellaneous receivables and other current assets	7,858	113	11	324			448	(4)	444	5.7
Discontinued assets/Non-current asses held for sale of a non-financial nature	1,169			4			4		4
Miscellaneous payables and other non-current liabilities	1,225		21	3			24	(1)	23	1.9
Trade and miscellaneous payables and other current liabilities	9,210	57	4	283	28		372	(30)	342	3.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	270			31			31		31

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2008 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	(2,663)			(255)			(255)		(255)	9.6
Securities other than investments (current assets)	(185)
Financial receivables and other current financial assets	(491)	(27)		(14)			(41)		(41)	8.4
Cash and cash equivalents	(5,416)	(8)		(1,189)			(1,197)		(1,197)	22.1
Non-current financial liabilities	36,527	247		608			855		855	2.3
Current financial liabilities	6,267	142		75			217		217	3.5
Total net financial debt	34,039	354		(775)			(421)		(421)	(1.2)

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	694	4					4		4	0.6
Trade and miscellaneous receivables and other current assets	8,101	113	6	267			386		386	4.8
Miscellaneous payables and other non-current liabilities	1,539		23	3			26		26	1.7
Trade and miscellaneous payables and other current liabilities	10,942	50	58	313	31		452		452	4.1

(*)	Other related parties through directors, statutory auditors and key managers.

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Telecom Italia Group

The effects on the individual line items of the consolidated statements of cash flows for the first nine months of 2009 and 2008 are as follows:

		Related parties
CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 months to 9/30/2009 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
Purchase of intangible and tangible assets on an accrual basis	2,998	2		19			21	(19)	2	0.1
Dividends paid	1,050			176	1		177		177	16.9
Cash flows from (used in) Discontinued operations/non-current assets held for sale	30			19			19		19

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 months to 9/30/2008 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
Purchase of intangible and tangible assets on an accrual basis	3,728	1	194	29			224	(30)	194	5.2
Dividends paid	1,665			281			281		281	16.9
Cash flows from (used in) Discontinued operations/non-current assets held for sale	(41)		2	28			30		30

(*)	Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	TYPE OF CONTRACT
REVENUES
ETECSA	3	3	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.	16	8	Lombardy Region social health system information networking and telephone services
Teleleasing S.p.A.	115	100	Sale of equipment as per the 2000 collaboration agreement
NordCom S.p.A.	1	1	Supply of data network connections and applications software
Telbios S.p.A.	1		Supply of telephone services, ADSL circuits, sale of equipment and property leases
Other minor companies	2
Total revenues	138	112
OTHER INCOME	2	2	Recovery of costs of personnel on secondment and recovery of costs for services rendered
ACQUISITION OF GOODS AND SERVICES
ETECSA	55	56	International telecommunications services and roaming
NordCom S.p.A.	1	1	Purchase and development of computer solutions
Teleleasing S.p.A.	7	22	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Telbios S.p.A.	3	4	Supply of remote medicine services and products
Tiglio I S.r.l.	2	3	Property leases
Telecom Media News S.p.A.	1		Press agency services and supply of information content
Other minor companies	1	1
Total acquisition of goods and services	70	87
FINANCE INCOME		1	Interest income on loans made to Aree Urbane S.r.l.
FINANCE EXPENSES	24	25	Interest expenses for finance leases with Teleleasing

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Telecom Italia Group

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	9/30/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS		27	Loans with Aree Urbane S.r.l.
CASH AND CASH EQUIVALENTS		8	Treasury account with Teleleasing S.p.A.
NON-CURRENT FINANCIAL LIABILITIES
Teleleasing S.p.A.	215	246	Finance lease
Tiglio I S.r.l.	1	1	Sale and leaseback transactions
Total non-current financial liabilities	216	247
CURRENT FINANCIAL LIABILITIES	114	142	Finance lease and treasury account with Teleleasing S.p.A.
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS
Aree Urbane S.r.l.	25		Non interest-bearing loan to shareholders
LI.SIT. S.p.A.	2	4	Receivables representing the residual share premium paid
Total miscellaneous receivables and other non-current assets	27	4
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
ETECSA	27	11	International telecommunications services, roaming and dividends collectible
LI.SIT. S.p.A.	34	51	Lombardy Region social health system information networking and telephone services
NordCom S.p.A.	1	1	Supply of data network connections and applications software
Telbios S.p.A.	3	1	Supply of telephone services, ADSL lines, sale of equipment and property leases
Teleleasing S.p.A.	45	48	Sale of equipment as per the 2000 collaboration agreement
Telecom Media News S.p.A.	2		Property leases and telecommunications services
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	113	113
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
ETECSA	7	5	Telecommunications services and roaming
LI.SIT. S.p.A.	19	18	Deferred financial income on the information networking project of the Lombardy Region social health system
Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
Nord.Com S.p.A.	1	2	Purchase and development of computer solutions
Telbios S.p.A.	2	5	Supply of services and products for the remote medicine offering
Teleleasing S.p.A.	23	16	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement and purchase of telecommunications equipment
Telecom Media News S.p.A.	2		Press agency services and supply of information content
Tiglio I S.r.l.	1	2	Property leases
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	57	50

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS	2	1	Acquisitions from other minor companies

Interim Report at September 30, 2009	70
Telecom Italia Group

Transactions with companies controlled by associates and joint ventures

Beginning January 1, 2009, the company, Italtel Group S.p.A., and all the companies in the Italtel group are no longer considered related parties since the shareholders’ agreements expired at the end of 2008 and have not been renewed.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	TYPE OF CONTRACT
REVENUES
Telecom Argentina group	21	14	International telecommunications and roaming services; data, voice and supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
Italtel group		1	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Total revenues	21	15
OTHER INCOME		4	Commercial settlement with the Italtel group
ACQUISITION OF GOODS AND SERVICES
Telecom Argentina group	4	5	International telecommunications services and roaming
Italtel group		16	Maintenance contracts and assistance for switching equipment
Total acquisition of goods and services	4	21

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	9/30/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
Telecom Argentina group	11	5	International telecommunications and roaming; data, voice and supply of “IRU” transmission capacity services; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
Italtel group		1	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Total trade and miscellaneous receivables and other current assets	11	6
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	21	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to the Telecom Argentina group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Telecom Argentina group	4	3	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity
Italtel group		55	Supply contracts connected with investment and operating activities
Total trade and miscellaneous payables and other current liabilities	4	58

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS		194	Purchases of telephone equipment from the Italtel group

At September 30, 2009, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 16 million euros (31 million euros at 12/31/2008), of which, on behalf of: Aree Urbane S.r.l. 11 million euros (11 million euros at 12/31/2008), ETECSA 3 million euros (3 million euros at 12/31/2008) and Telecom Media News S.p.A. 2 million euros. At 12/31/2008, 16 million euros had been provided as guarantees on behalf of the Italtel group, which is no longer a related party and 1 million euros on behalf of other minor companies. Furthermore, weak comfort letters have also been provided for a total of 33 million euros (138 million euros at 12/31/2008) on behalf of ETECSA, in respect of loans from suppliers.

Interim Report at September 30, 2009	71
Telecom Italia Group

Transactions with other related parties

(through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting of April 8, 2009 later confirmed this appointment.

Consequently, the income statement and financial position transactions reported in the following tables include the income statement transactions with respect to the Edizione group from January 1, to March 31, 2009 and the Sintonia group from January 1, to September 30, 2009, while the financial position transactions at September 30, 2009 refer solely to the companies of the Sintonia group.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	TYPE OF CONTRACT
REVENUES
Edizione group	5	7	Supply of telephone and data transmission services outsourced managed with dedicated assistance
Generali group	39	38	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services for foreign holdings
Intesa SanPaolo group	89	96	Telephone, data and international network services, ICT services, Lan network management and applications platform
Mediobanca group	4	5	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica group	437	508	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies and companies that are no longer related parties	1	8
Total revenues	575	662
OTHER INCOME	3	5	Damage compensation from the Generali Group
ACQUISITION OF GOODS AND SERVICES
China Unicom group	2		International telecommunications services and roaming
Edizione group	7	5	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events
Generali group	18	19	Insurance premiums and property leases
Intesa SanPaolo group	12	15	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	2		Credit recovery activities
Telefónica group	372	395	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
Other, no longer related parties		25
Total acquisition of goods and services	413	459
EMPLOYEE BENEFITS EXPENSES	3	3	Non-obligatory employee insurance taken out with the Generali group.
FINANCE INCOME
Intesa SanPaolo group	25	62	Bank accounts, deposits and hedging derivatives
Mediobanca group	22	24	Bank accounts, deposits and hedging derivatives
Total finance income	47	86
FINANCE EXPENSES
Intesa SanPaolo group	168	23	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	15	12	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	183	35
Profit (loss) from Discontinued operations/Non-current assets held for sale		(1)	Mediobanca incidental charges for disposal of Liberty Surf group

Interim Report at September 30, 2009	72
Telecom Italia Group

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	9/30/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS
Intesa SanPaolo group	96	225	Hedging derivatives
Mediobanca group	6	30	Hedging derivatives
Total securities, financial receivables and other non-current financial assets	102	255
SECURITIES OTHER THAN INVESTMENTS - CURRENT ASSETS	1		Bonds issued by Intesa San Paolo group
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS
Intesa SanPaolo group	1	13	Hedging derivatives
Mediobanca group	12	1	Hedging derivatives
Total financial receivables and other current financial assets	13	14
CASH AND CASH EQUIVALENTS
Intesa SanPaolo group	98	696	Bank accounts and deposits
Mediobanca group		493	Repurchase agreements
Total cash and cash equivalents	98	1.189
NON-CURRENT FINANCIAL LIABILITIES
Intesa San Paolo group	195	478	Revolving Credit Facility, hedging derivatives, loans and lease obligations
Mediobanca group	63	130	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	258	608
CURRENT FINANCIAL LIABILITIES
Intesa SanPaolo group	347	74	Term Loan Facility, bank accounts, hedging derivatives, finance lease liabilities and other financial payables
Mediobanca group	69	1	Term Loan Facility and hedging derivatives
Total current financial liabilities	416	75
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
China Unicom group	1		Supply of international telecommunications services and roaming
Generali group	35	21	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications products and services for foreign holdings
Intesa SanPaolo group	200	178	Supply of telephone and data transmission services and ICT services, LAN network management and applications platform
Mediobanca group	1	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Edizione group	3	4	Supply of telephone and data transmission services, outsourced managed with dedicated assistance
Telefónica group	83	63	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	1
Total trade and miscellaneous receivables and other current assets	324	267
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	3	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
China Unicom group	1		International telecommunications services and roaming
Generali group	4		Deferred income regarding outsourcing of data networks and central and peripheral telephony
Intesa SanPaolo group	184	232	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	2	2	Credit recovery activities and factoring commissions
Edizione group	10	9	Fees for laying telephone cables along expressways, television and internet rights connected with sports events
Telefónica group	82	70	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
Total trade and miscellaneous payables and other current liabilities	283	313

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS
Telefónica group	19	28	Capitalization of costs connected with unbundling in Germany
Others, companies that are no longer related parties		1
Total purchase of intangible and tangible assets on an accrual basis	19	29

Interim Report at September 30, 2009	73
Telecom Italia Group

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008	TYPE OF CONTRACT
EMPLOYEE BENEFITS EXPENSES			Contributions to pension funds
Fontedir	11	11
Telemaco	58	55
Other Italian and foreign pension funds	4	5
Total employee benefits expenses	73	71

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	9/30/2009	12/31/2008	TYPE OF CONTRACT
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			Payables for contributions to pension funds
Fontedir	5	5
Telemaco	21	24
Other Italian and foreign pension funds	2	2
Total trade and miscellaneous payables and other current liabilities	28	31

Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 11.2 million euros for the first nine months of 2009 (29.2 million euros for the first nine months of 2008), analyzed as follows:

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008
Short-term remuneration	10,3	10,6
Long-term remuneration		0,1
Employment termination benefit incentives		18,0
Share-based payments (*)	0,9	0,5
	11,2	29,2

(*)	This is the fair value of rights matured at September 30, 2009 under the Telecom Italia S.p.A. share incentive plans (PSG and TOP 2008).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.

Managers:
Paolo Annunziato [1]	Head of Public Affairs
Oscar Cicchetti	Head of Domestic Market Operations
Stefano Ciurli [2]	Head of Purchasing
Antonino Cusimano	Head of General Counsel & Corporate and Legal Affairs
Luca Luciani [3]	Director Chairman of Tim Brasil
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico [4]	Head of Purchasing
Giovanni Stella	Deputy Chairman of Telecom Italia Media S.p.A.
Head of Media Business Unit
Head of Telecom Italia S.p.A. Disposals

[1]	to February 26, 2009.
[2]	from March 16, 2009.
[3]	from January 19, 2009.
[4]	to March 15, 2009.

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Telecom Italia Group

Significant Non-Recurring Events and Transactions

The effect of non-recurring events and transactions on the separate consolidated income statement is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

(millions of euros)	9 months to 9/30/2009	9 months to 9/30/2008
Acquisition of goods and services / Other operating expenses:
Other sundry expenses	(5)	(3)
Employee benefits expenses:
Expenses for mobility under Law 223/91	—	(287)
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBIDTA)	(5)	(290)
Gains (losses) on disposals of non-current assets:
Gains on properties	—	25
Loss on disposal of Telecom Media News	(11)	—
Losses on intangible assets	(39)	—
IMPACT ON OPERATING PROFIT (EBIT)	(55)	(265)
Other income (expenses) from investments:
Gains on disposals of Other investments	3	1
Financial income (expenses)
Writedown of receivables from Lehman Brothers	—	(51)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(52)	(315)
Effect of income taxes on non-recurring items	13	71
Discontinued operations	(540)	160
IMPACT ON PROFIT FOR THE PERIOD	(579)	(84)

Positions or Transactions Resulting from Atypical and/or Unusual Transactions

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first nine months of 2009 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

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Telecom Italia Group

Alternative Performance Measures

In this Interim Report at September 30, 2009 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (annual report and interim reports) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment (reversals) losses on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Interim Report as well as an analysis of the major non-organic components for the first nine month and the third quarter of 2009 and 2008.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. A schedule is presented in this Interim Report that shows the statement of financial position amounts used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities. In fact, the volatility of interest rates and exchange rates that is a distinguishing feature of the financial markets starting from the fourth quarter of 2008, significantly impacted the fair value measurement of the derivative positions and the related financial assets and liabilities.

The new net financial debt measure will be used consistently and is also presented for the comparative data of previous periods.

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Telecom Italia Group

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities relating to Discontinued operations / Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations / Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted net financial debt

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Telecom Italia Group

Effects of the Application of IFRIC 13 (Customer Loyalty Programmes) on Key Operating and Financial Data of the Telecom Italia Group

IFRIC 13 (Customer Loyalty Programmes) has been applied retrospectively and led to the restatement of the separate consolidated income statements, the statements of comprehensive income and the consolidated statements of cash flows for the first nine months of 2008 and the third quarter of 2008, in addition to the balance sheet at January 1, and December 31, 2008. Such restatement only regarded the Domestic Business Unit.

The application of this Interpretation led to: a decrease in Revenues mainly in reference to the deferral of the component relating to customer award credits granted and an increase in Acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the Income tax expense.

In the balance sheet, this Interpretation led to the recognition of higher Current liabilities, mainly correlated to the deferral of revenues, the recognition of Deferred tax assets and a consequent reduction in Equity.

In detail:

	3rd Quarter 2008			9 months to 9/30/2008
(millions of euros)	Historical	Impact IFRIC 13	Restated	Historical	Impact IFRIC 13	Restated
Revenues	7,279	(6)	7,273	21,555	(35)	21,520
Acquisition of goods and services	(3,235)	—	(3,235)	(9,449)	(4)	(9,453)
EBITDA	3,017	(6)	3,011	8,437	(39)	8,398
EBIT	1,585	(6)	1,579	4,184	(39)	4,145
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	862	(6)	856	2,296	(39)	2,257
Income tax expense	(359)	2	(357)	(532)	12	(520)
PROFIT FROM CONTINUING OPERATIONS	503	(4)	499	1,764	(27)	1,737
PROFIT (LOSS) FOR THE PERIOD	623	(4)	619	1,731	(27)	1,704
Attributable to:
* Owners of the Parent	630	(4)	626	1,770	(27)	1,743
* Minority interest	(7)	—	(7)	(39)	—	(39)

	1/1/2008			12/31/2008
(millions of euros)	Historical	Impact IFRIC 13	Historical Restated	Historical	Impact IFRIC 13	Historical Restated
Deferred tax assets	247	3	250	987	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	3	70,691	70,942	15	70,957
TOTAL ASSETS	87,425	3	87,428	85,635	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	13,628	(4)	13,624	13,846	(31)	13,815
Equity attributable to owners of the Parent	25,922	(4)	25,918	26,126	(31)	26,095
Equity attributable to Minority Interest	1,063	—	1,063	730	—	730
TOTAL EQUITY	26,985	(4)	26,981	26,856	(31)	26,825

Trade and miscellaneous payables and other current liabilities	12,380	7	12,387	10,896	46	10,942
TOTAL CURRENT LIABILITIES	19,162	7	19,169	18,423	46	18,469
TOTAL LIABILITIES	60,440	7	60,447	58,779	46	58,825
TOTAL EQUITY AND LIABILITIES	87,425	3	87,428	85,635	15	85,650

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Telecom Italia Group

Disputes, Litigation and Legal Proceedings Pending and Other Information

This section illustrates the main judicial, arbitration and tax proceedings in which the Telecom Italia Group companies were involved as of September 30, 2009. Attention is called to the provisions for 65 million euros made by the Telecom Italia Group for disputes, which are described below, for which an adverse outcome is deemed likely.

Moreover, information is provided regarding the potential asset relating to the reimbursement of the license fee for fiscal year 1998 for 529 million euros plus interest.

•	Disputes and pending proceedings

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. The plaintiff is seeking compensation for approximately 1,070 million euros. Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan in the month of May 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct.

Telecom Italia filed a formal challenge against Fastweb’s claims.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006, seeking compensation for losses set originally at 525 million euros and subsequently raised to 759 million euros. The plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the ground of its claims.

EUTELIA AND VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs seek compensation of approximately 730 million euros for losses suffered.

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia will appear to ask the Court to dismiss plaintiffs’ claims.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENCES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offences under articles 21 and 25, paragraph 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including – among others — the offence, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

The preliminary hearing is under way.

In the hearing held on July 9, 2009, the Court found:

•	that Telecom Italia had standing to sue the defendants for embezzlement and money-laundering and that the civil claim filed was eligible for submission;

•

lack of eligibility for all the civil claims filed against Telecom Italia, as defendant under legislative decree 231/2001, except for the claim filed by the State Attorney on behalf of the Presidency of the Council and the Ministries of the Economy, Interior, Defence as well as the Revenue Agency for losses resulting from the offence of bribery, the only charge brought against Telecom Italia.

In the next hearings, the Court will review the eligibility of the requests for compensation submitted by the parties that, in the penal proceedings under way, will try to establish Telecom Italia’s civil responsibility for the

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Telecom Italia Group

offences committed by former Company employees under the applicable civil laws. Telecom Italia challenged the grounds upon which it was sued, asking the Court to dismiss the civil liability charges. As to the risk of any contingent liability associated with those requests for compensation against the Company, Telecom Italia considers such risk possible.

In any case, given the possibility to enter into a plea bargain in connection with the sanction, Telecom Italia’s risk, if found guilty under legislative decree 231/2001, is limited to the payment of a small fine. Moreover, in the case at hand the risk of so-called interdictive sanctions is unlikely.

TAX DISPUTES

In February and March 2009 - following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Revenue Agency, as indicated in the 2008 Annual Report – the Company received notices disputing the income taxes and VAT deductibility of certain “TOP” and “Security” expenses for fiscal years 2002 and from 2004 to 2007, resulting in estimated back taxes and fines of approximately 30 million euros. To this end, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement agreement.

DISPUTES CONCERNING LICENSE FEES FOR 1994-1998

Proceedings are still pending in relation to the request to the Ministry of Communications to make whole Telecom Italia and TIM for the license fees paid for 1994-1998.

BT ITALIA

In October 2009, BT Italia brought a case against Telecom Italia for compensation against losses resulting from alleged acts of abusing its dominant position in the wholesale market for termination of fixed line-mobile calls, specifically in reference to business clientele. BT Italia claims a total amount of 419 million euros.

BT Italia, basing its demands on the outcome of the well-known AGCM A/357 proceeding, attributes the alleged losses (i) to the difference between the wholesale termination price on the Telecom Italia mobile network, paid by the competitor according to the regulated maximum prices, and the lower price applied, instead, by the retail sales functions of Telecom Italia to its customers, (ii) the loss of earnings caused by the application of prices below cost to its clientele for the same termination service in order to maintain its competitiveness in the market and (iii) the loss of market share. Telecom Italia will appear before the court asking for the total rejection of the claim.

ARGENTINA

On June 27, 2008 W de Argentina—Inversiones SL (“Los W”), partners of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A. initiated proceedings against Telecom Italia International N.V. before the Commercial Court of Buenos Aires to void the call option agreement (“Option Agreement”) signed in 2003 by Telecom Italia International N.V and Los W for an alleged subsequent conflict with the Argentine corporate law. The existence of the dispute was recorded in Sofora Telecomunicaciones S.A.’s shareholder register. Telecom Italia International filed its own defence brief requesting the Court to dismiss counterparty’s claim as unfounded.

* * *

On October 6, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina Group companies appointed by Telecom Italia, in the Commercial Court of Buenos Aires. The plaintiffs requested that the court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina group nominated by Telecom Italia, determined by the alleged de facto control of Telecom Italia – and consequently of Telecom Argentina – by Telefónica S.A., (which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A.), following the Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. (“Telco Transaction”).

Telecom Italia and Telecom Italia International filed their defence brief requesting that plaintiff’s arguments and claims be rejected.

***

On April 15, 2009 the administrative court of appeal served Telecom Italia and Telecom Italia International with an ex parte interim order, upon request of the Dracma group and Los W. This order suspended Telecom Italia International’s rights under the Option Agreement, as well as any other disposition rights thereunder (in

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particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication regulator) rules on the Telco Transaction or until the court rules on the action that the Dracma group and Los W will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08 (see below).

On August 5, 2009 Telecom Italia and Telecom Italia International filed an extraordinary appeal (“Recurso extraordinario”) with Argentina’s Supreme Court against such interim order. However, the submission of such appeal to the Supreme Court was rejected by the competent magistrate. Therefore, on September 30, 2009 Telecom Italia and Telecom Italia International filed a direct appeal (Recurso de queja) with the Supreme Court.

* * *

On August 31, 2009 the Administrative Court of first instance of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina group with two ex parte interim orders upon request of Los W., whereby:

(i)	the legal status existing prior to the Telco Transaction would be maintained and both Telecom Italia and Telecom Italia International, as parties to the shareholder agreement with Los W (“Shareholder Agreement”) and the Option Agreement, would refrain from taking any action under these agreements, including the exercise and any disposition of any right under the Option Agreement;

(ii)	the political rights (“derechos politicos”) of Telecom Italia and Telecom Italia International under the law, Bylaws and Shareholder Agreements in the companies of the Telecom Argentina group would be suspended;

(iii)	such directors of the companies of the Telecom Argentina group as were appointed by Telecom Italia and/or Telecom Italia International would be suspended;

(iv)	such directors as were appointed by Telecom Italia would not be calculated in determining whether the meetings of the boards of directors of the companies of the Telecom Argentina group reach a quorum.

Subsequently, Telecom Italia and Telecom International requested and obtained from the Civil and Commercial Court of Appeal the interim suspension of several meetings of the boards of directors of the companies of the Telecom Argentina group, some of which had been illegally convened by Los W. Moreover, on September 30, 2009 Telecom Italia and Telecom Italia International challenged the above two interim orders, which the Administrative Court ratified on the same date upon Los W’s request.

* * *

Given the foregoing decision, on October 6, 2009 Telecom Italia filed an appeal with the Argentine Supreme Court, requesting the settlement of the conflict between the aforementioned interim orders and those issued by the Civil and Commercial Court of Appeal which, among others, suspend the effects of Resolution 44/09 of CNDC (see below) by causing the latter to prevail on the basis of the exclusive competence of the Court of Appeal.

ARGENTINA – SECOM

On June 26, 2008 SECOM (the Argentine telecommunication regulator) issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s authorization to sign any agreement or to perform any act that would result in:

(i)	any increase of their direct or indirect equity interests in the companies of the Telecom Argentina group;

(ii)	the assignment to third parties of Telecom Italia’s and Telecom Italia International’s rights on Sofora Telecomunicaciones S.A. shares or rights on the call options on Sofora Telecomunicaciones S.A. shares;

(iii)	the performance of acts of disposition that would distort competition and undermine the general economic interest.

SECOM’s order was based on Telefónica S.A.’s potential role as a substantial shareholder in Telecom Italia – and consequently in Telecom Argentina – with the risk of distortive effects for competition in the telecommunication market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed a hierarchical appeal (“Recurso jerarquico”) before the Ministerio de Planificación Federal, Inversión Pública y Servicios, which is still pending, against Note 1004/08.

* * *

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On December 30, 2008 SECOM issued Note 2573/08 whereby, among others, Telecom Italia and Telecom Italia International were ordered to refrain from any legal act that might entail a change in Sofora Telecomunicaciones S.A.’s share capital or from transferring the rights related to the call options held by Telecom Italia International until SECOM rules on the Telco Transaction.

On January 26, 2009 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico”, which is still pending, with the Ministerio de Planificación Federal, Inversión Pública y Servicios against Note 2573/08.

ARGENTINA – CNDC

On January 6, 2009, the CNDC (Argentina’s Antitrust) notified Resolution 123/08 to Telecom Italia and Telecom Italia International, prohibiting the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC rules on these call options in the light of the Telco Transaction.

Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking its reversal. Subsequently, on January 28, 2009 (with Resolution no. 6/09) the CNDC refused to transfer the case to the court having jurisdiction over it, declaring that there was no detriment to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the exercise period of Telecom Italia International’s call options, without undermining the company’s contractual rights.

Telecom Italia and Telecom Italia International regard Resolution 6/09 as illegal and asked the Courts to step in and take over the appeal case against Resolution 123/08.

On June 25, 2009 the Civil and Commercial Court of Appeal of Buenos Aires affirmed its jurisdiction over the appeal case. A ruling is still pending.

* * *

On January 9, 2009 the CNDC notified Resolution 4/09 to Telecom Italia and Telecom Italia International, requiring – among other things – that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (in their capacity as “sellers”) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (in their capacity as “buyers” of all of Olimpia’s shares outstanding) notify the Telco Transaction as, according to an early assessment of the Authority, this would result in a market concentration within the meaning of the Argentine antitrust rules.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising, directly or indirectly, their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel Inversora and Telecom Argentina and their subsidiaries, including such rights as arise under shareholder agreements, until the CNDC adopts a decision on the Telco Transaction. According to qualified experts, this restriction should be construed as limited to the Argentine market. Moreover, with the same resolution, the CNDC ordered the directors and statutory auditors appointed by Telecom Italia in the companies of the Argentina Telecom group to refrain from taking any action that would result in a violation of this resolution.

***

On April 3, 2009 the CNDC issued Resolution 44/09, requiring that:

(i)	Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated by Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in future, directly or indirectly, the exercise of “derechos politicos” (including such rights as arise from shareholder agreements in the companies of the Telecom Argentina group);

(ii)	the reversal, as of January 9, 2009, of such decisions adopted by corporate bodies or directors of the Telecom Argentina group as involved the exercise of “derechos politicos”.

The Telecom Italia Group filed an urgent appeal against this decision before the Civil and Commercial Court of Appeal of Buenos Aires, which has ordered that the shareholder meetings of Nortel and Telecom Argentina be suspended and that the boards of directors of Sofora and Nortel refrain from discussing matters to be submitted to the shareholder meetings of the Telecom Argentina group. On July 27, 2009 the same Court accepted the Telecom Italia Group’s request to suspend the effects of Resolution 44/09.

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The challenge against the petition to reverse the ruling of July 27, 2009 filed by the Ministerio de Economía y Finanzas Públicas ry of the Economy and Public Finances is pending.

* * *

On May 26, 2009 the CNDC issued Resolution 64/09, ordering:

(i)	the re-establishment of Telecom Argentina’s previously dissolved “Consejo de Direccion”;

(ii)	the cancellation of certain organizational arrangements in Telecom Argentina;

(iii)	the institution of a five-day deadline for certain directors of Telecom Argentina to submit evidence against their alleged violation of the CNDC’s orders on the exercise of “derechos politicos”.

Telecom Italia, Telecom Italia International, the Companies of the Telecom Argentina group and its directors challenged this Resolution.

On June 10, 2009 the Civil and Commercial Court of Appeal of Buenos Aires ordered Telecom Italia’s Board of Directors to refrain, during the upcoming meeting of June 12, 2009, from addressing the item on the agenda related to the implementation of the provisions of Resolution 64/09.

On October 22, 2009 the Penal Economic Court of Appeal of Buenos Aires, to which the CNDC had transferred the petition to reverse Resolution 64/09 submitted by Telecom Italia, accepted Telecom Italia’s argument and cancelled this administrative measure.

* * *

In connection with the antitrust proceeding related to the Telco Transaction, on July 23, 2009 the SECOM rendered an opinion to the CNDC to the effect that the Telco Transaction is in violation of several telecommunication rules, thus recommending the CNDC to not approve it.

* * *

On August 25, 2009 the Secretariat of Internal Commerce (SCI—Secretária de Comercio Interior) adopted Resolution 483/09 whereby, in keeping with Dictamen 744/09 attached to the Resolution:

(i)	it would approve the Telco Transaction subject to Telecom Italia’s full divestment of its direct and indirect equity investments in Sofora, as well as Telecom Italia’s divestment of all its rights in the Telecom Argentina group, including the call options under the Option Agreement;

(ii)	it authorizes the CNDC to establish, within 60 days, the terms and manner of the divestment process. However, the deadline for the divestment is set at one year.

(iii)	it requires, within 60 days, the CNDC to rule on whether fines should be inflicted in relation to the late notification of the alleged concentration that took place through the Telco Transaction, their amount and to whom they should be inflicted.

On September 16, 2009 Telecom Italia and Telecom Italia International challenged Resolution 483/09 before the CNDC, requesting its suspension and reversal and requesting also that the records of the case be transmitted to the Civil and Commercial Court of Appeal of Buenos Aires, where both companies have initiated proceedings (accion autosatisfactiva”) to obtain urgent relief so as to suspend the effects of the Resolution. On October 9, 2009, the CNDC accepted the request for transmittal of the records of the case, ordering their transmittal to the Economic Penal Court of Appeal.

BOLIVIA – ENTEL

Following a series of measures adopted starting in March 2007, on May 1, 2008 the Bolivian government issued a Supreme Decree to nationalize the equity interest acquired in 1995 by the Telecom Italia Group (through the Dutch vehicle ETI) in Entel S.A. The Decree set out a 60-day period to determine a price for the nationalized shares, after deducting Entel’s liabilities and contingent liabilities. To date the Bolivian Government has not set a price for or provided any compensation for the expropriation.

On October 12, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., citing the violation of the international treaty for the protection of foreign investment in Bolivia and applying for damages to obtain compensation for the losses incurred as a result of the measures adopted by the Bolivian government; on October 31, 2007 ICSID entered the request in its records.

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Bolivia filed a motion to question the jurisdiction of the Arbitration Court over the case, based on that country’s denunciation of the ICSID convention after ETI submitted its claim.

Following the motion questioning ICSID’s jurisdiction, on October 14, 2009 ETI notified the Bolivian government the request to begin so-called “ad hoc” arbitration proceedings, on the basis of the Bilateral Agreement for the Promotion and Protection of Investments between Bolivia and The Netherlands, to determine whether the steps taken by the Bolivian government constituted a violation of such Agreement and to set compensation for the loss suffered.

On October 21, 2009 ETI and Bolivia agreed to terminate the ICSID arbitration proceedings, appointing a new Arbitration Panel composed of the same arbitrators as those of the ICSID Arbitration Court.

GERMANY – AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the BroadBand assets of the AOL Time Warner Group in Germany, signed in September 2006 and executed in February 2007.

The aim of the request for arbitration is to:

(i)	obtain a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)	obtain an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their own briefs and cross-claims, requesting AOL – after determining that the BYOA customers had to be sold to AOL – to transfer them, where this is still possible, and in any case to disgorge the revenues generated from these customers or provide compensation for the loss suffered.

The arbitration proceedings are under way.

•	Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against ruling by the Lazio Regional Administrative Court (TAR) which rejected the Telecom Italia Group’s request to be repaid the 1998 license fee despite the favourable decision of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and TIM had brought separate actions to determine their right to obtain repayment of the license fee for 1998 (equal to 386 million euros for Telecom Italia and to 143 million euros for TIM, plus interest) in light of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and Italian law, and specifically Article 20 of Law 448/1998, which had extended to 1998 the obligation for telecommunications operators to pay the annual license fee.

The hearing for Telecom Italia’s case has been scheduled for November 2009.

MOBILE TELEPHONY: DEALER INVESTIGATION

In order to update the information provided in the half-yearly report, please note that in the 3rd quarter of 2009 activities continued to check prepaid Sim cards incorrectly associated with an ID card. This process led to the termination of roughly 1.9 million cards and the regularization of over 641,000 cards in the nine months ended September 30, 2009.

Furthermore, to ensure that newly activated Sim cards are matched to proper ID cards, a computerized procedure has been implemented which enables the new mobile service only in the presence of the required documentation. Closer scrutiny has been implemented on the quality of the documents filed and new procedural and IT solutions are being considered to optimize the qualitative level of the documents during the application phase.

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Declaration by the Manager Responsible for Preparing Corporate Financial Reports

The Manager Responsible for Preparing Corporate Financial Reports declares, pursuant to paragraph 2, art. 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the Interim Report at September 30, 2009 of the Telecom Italia Group corresponds to the company’s documents, accounting records and entries.

The Manager Responsible for Preparing
Corporate Financial Reports

Marco Patuano

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: November 30, 2009